Exhibit 99.4

ESSA PHARMA INC.

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

ESSA PHARMA INC.

TO BE HELD ON MARCH 28, 2018

MANAGEMENT INFORMATION CIRCULAR

DATED: FEBRUARY 23, 2018

ESSA PHARMA INC.

Suite 720, 999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of ESSA Pharma Inc. (the “Company” or “ESSA”) will be held at the offices of Blake, Cassels & Graydon, LLP at Suite 2600, 595 Burrard St., Vancouver, British Columbia, V7X 1L3, on March 28, 2018 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended September 30, 2017 together with the auditor’s report thereon;
2.	to set the number of directors for the ensuing year at eight;
3.	to elect directors for the ensuing year;
4.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor;
5.	to consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Company’s stock option plan as set out in Schedule A to the accompanying Management Information Circular (the “Circular”), and to reserve common shares from treasury for issuance under the stock option plan, the full text of which resolution is set out in the accompanying Circular under the heading “Approval of Stock Option Plan”;
6.	to consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the re-grant and repricing, and the extension of the expiry dates of certain of the outstanding stock options granted to certain directors, officers, employees and consultants of the Company, the full text of which resolution is set out in the accompanying Circular under the heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates”;
7.	to consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve previous grants of stock options exercisable for an aggregate of up to 14,523,000 common shares of the Company, to certain directors, officers, employees and consultants of the Company, as previously approved by the board of directors, as more particularity described under the heading “Ratification of Stock Option Grants” in the Circular;

8. to consider, and if thought fit, pass with or without amendment, a special resolution to approve the consolidation of the Company’s common shares, the full text of which resolution is set out in the accompanying Circular under the heading “Approval of Common Share Consolidation”;

9.	to consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Company’s restricted share unit plan, as set out in Schedule B to the accompanying Circular, and to reserve common shares from treasury for issuance under the restricted share unit plan, the full text of which resolution is set out in the accompanying Circular under the heading “Approval of RSU Plan”; and
10.	to transact such other business as may properly come before the meeting.

The board of directors has fixed February 21, 2018 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

If you are unable to attend the meeting in person, you may also listen to a live webcast, which will be available on ESSA’s website at www.essapharma.com commencing at 2:00 p.m. (Vancouver time) on Wednesday, March 28, 2018; however you will not be able to vote or otherwise participate in the meeting via the webcast.

DATED at Vancouver, British Columbia this 23rd day of February, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: David R. Parkinson

David R. Parkinson

President, Chief Executive Officer and Director

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

ESSA PHARMA INC.

Suite 720, 999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5

MANAGEMENT INFORMATION CIRCULAR
as at February 23, 2018

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of ESSA Pharma Inc. for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on March 28, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Circular, references to the “Company”, “ESSA”, “we” and “our” refer to ESSA Pharma Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

All amounts are in United States dollars (“$” or “US$”), unless otherwise stated. Canadian dollars are presented as “C$”, where indicated

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are executive officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;
(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or
(c)	logging on to the internet through Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners); and (ii) those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), the proxy solicitation rules under the 1934 Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the valid notice of revocation, as applicable, to Computershare Investor Services Inc. or at the address of the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Meeting Webcast

If you are unable to attend the meeting in person, you are encouraged to complete the enclosed form of proxy or, if applicable, voting instruction form and return it within the time frames indicated so that your vote is counted at the meeting. If you are unable to attend the meeting in person, you may also listen to a live webcast, which will be available on ESSA’s website at www.essapharma.com commencing at 2:00 p.m. (Vancouver time) on Wednesday, March 28, 2018; however you will not be able to vote or otherwise participate in the meeting via the webcast.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting other than (i) the election of directors, (ii) the appointment of auditors, (iii) the ratification, confirmation and approval of the New Option Plan (as defined herein), as set forth under the heading “Approval of Stock Option Plan”, (iv) the ratification, confirmation and approval of the re-grant and repricing, and the extension of the expiry date of certain stock options, as set forth under the heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates”, (v) the ratification, confirmation and approval of certain grants of certain stock options, as further set forth under the heading “Ratification of Stock Option Grants”, and (vi) the ratification, confirmation and approval of the RSU Plan (as defined herein), as set forth under the heading “Approval of RSU Plan”.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed February 21, 2018 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange (the “TSXV”) and the Nasdaq Capital Market (“Nasdaq”). As of the Record Date, there were 115,521,889 Common Shares issued and outstanding, each carrying the right to one vote.

Other than as disclosed herein, no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Clarus Lifesciences III, L.P. (“Clarus”), which holds 33,371,212 Common Shares as at the date hereof (representing approximately 28.9% of the issued and outstanding Common Shares, on a non-diluted basis), is entitled to nominate two directors to the Board (the “Clarus Nominees”), one of which must be an independent director and pre-approved by the Company. Clarus also holds 2,121,212 Common Share purchase warrants of the Company, with each such warrant being exercisable into one Common Share at a price of $3.30 until January 16, 2023. Clarus’ nomination rights will continue for so long as Clarus holds at least 1,060,606 Common Shares, subject to adjustment in certain circumstances. Effective January 14, 2016, Scott Requadt, Managing Director of Clarus Ventures, LLC, an affiliate of Clarus, was appointed to the board of directors of the Company. The nomination rights provided to Clarus were supported by a voting agreement (the “Voting Agreement”) dated January 14, 2016, among Clarus, Marianne Sadar, Raymond Andersen, Robert Rieder and Richard Glickman (collectively, the “Principal Shareholders”). Pursuant to the Voting Agreement, the Principal Shareholders were required to vote their Common Shares in favour of the election to the Board of the Clarus Nominees, for so long as Clarus holds at least 1,060,606 Common Shares. The Voting Agreement has been terminated by the parties thereto on January 30, 2018. Mr. Requadt is the Clarus Nominee in connection with the Meeting and Clarus has not nominated a second Clarus Nominee.

Omega Fund Management, LLC (“Omega”) which holds 10,996,969 Common Shares as at the date hereof (representing approximately 9.5% of the issued and outstanding Common Shares, on a non-diluted basis), is entitled to nominate one director to the Board (the “Omega Nominee”), who must meet the Company’s general criteria for directors. Omega also holds 10,700,000 pre-funded Common Share purchase warrants of the Company, with each such pre-funded warrant being exercisable into one Common Share for a nominal price until January 16, 2023, and 606,060 Common Share purchase warrants of the Company, with each such warrant being exercisable into one Common Share at a price of $3.30 until January 16, 2023. Omega’s nomination right will continue for so long as Omega holds at least 9.99% of the issued and outstanding Common Shares.  Effective January 16, 2018, Hugo Beekman, Principal at Omega, was appointed to the Board.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned (as determined under applicable Canadian securities laws), directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date, except as follows:

Shareholder Name	Number of Common Shares Held	Percentage of Issued and Outstanding Common Shares
Clarus Lifesciences III, L.P.	33,371,212	28.9%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2017, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com or from EDGAR at www.sec.gov, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, other than the Share Consolidation Resolution (as defined herein), which must be passed by two-thirds of affirmative votes cast at the Meeting. In addition, the Repricing Resolution, the Option Grant Resolution and the RSU Plan Resolution (each as defined herein) require that only disinterested shareholders cast votes with respect to such resolutions, as further set out below.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Setting the Number of Directors – See heading “Election of Directors”.
2.	Election of Directors – See heading “Election of Directors”.
3.	Appointment of Auditor – See heading “Appointment of Auditor”.
4.	Approval of Stock Option Plan– See heading “Approval of Stock Option Plan”.
5.	Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates – See heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates”.
6.	Ratification of Stock Option Grants – See heading “Ratification of Stock Option Grants”.
7.	Approval of Common Share Consolidation – See heading “Approval of Common Share Consolidation”.
8.	Approval of Restricted Share Unit Plan – See heading “Approval of RSU Plan”.

ELECTION OF DIRECTORS

The Articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of the most recently set of (i) the number of directors set by ordinary resolution and (ii) the number of directors set in the event that the places of any retiring directors are not filled by an election at a meeting of shareholders. The term of office of each of the eight current directors will end at the conclusion of the Meeting. Unless a director’s office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected.

The Company has adopted a majority voting policy (the “Policy”). Pursuant to the Policy, shareholders vote for the election of individual directors rather than for a fixed slate of directors. Further, in an uncontested election of directors, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, that director must tender his or her resignation to the Chairman of the Board immediately. The Board will promptly consider such tendered resignation and the action to be taken with respect to such tendered resignation. Absent exceptional circumstances, the Board will be expected to accept the resignation tendered pursuant to the Policy, which will be effective on such date. Following the Board’s decision with respect to the tendered resignation, the Board must promptly disclose such decision via press release.

Nominees

The following table sets out, among other things, the names of management’s eight nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 23, 2018:

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned, Controlled or Directed(1)
David R. Parkinson California, United States of America President, Chief Executive Officer and Director

President and Chief Executive Officer, ESSA Pharma Inc. (January 7, 2016 - Present)

Director, ESSA Pharma Inc. (June 24, 2015 -Present)

Venture Advisor, New Enterprise Associates (2012 – 2016)

Acting CEO, Zyngenia Inc. (2013 – 2014)

President and Chief Executive Officer, Nodality Inc. (2007 – 2012)

		Since June 2015	250,000(2)
Richard M. Glickman(3)(4) British Columbia, Canada Chairman of the Board

Chairman of the Board, ESSA Pharma Inc. (October 2010-Present)

Co-founder and Executive Chairman (September 2013-February 2014) and Chairman of the Board (February 2014-Present) and Chief Executive Officer ( February 2017 – present) Aurinia Pharmaceuticals Inc.

		Since October 2010	775,000(5)

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned, Controlled or Directed(1)
Marianne Sadar British Columbia, Canada Chief Scientific Officer and Director

Director (January 6, 2009-Present), Chief Scientific Officer (October 11, 2010-Present) and President (January 6, 2009-October 11, 2010), ESSA Pharma Inc.

Distinguished Scientist (2012-Present) and Senior Scientist (1998-2012), British Columbia Cancer Agency

Professor (2012-Present), Honorary Associate Professor (2009-2012), Pathology and Laboratory Medicine, University of British Columbia

Provincial Program Leader for Prostate Cancer Research (2000-2012), British Columbia Cancer Agency

Trustee, Ingenium, Crown Corporation, Government of Canada (November 1, 2017-Present)

Officer (2007-2015), Past President (2014-Present), President (2013-2015), Vice President (2012-2013), and Treasurer (2007-2011), Society of Basic Urologic Research

		Since January 2009	2,889,296(6)
Raymond Andersen British Columbia, Canada Chief Technical Officer and Director

Chief Technical Officer and Director (October 11, 2010-Present) and Secretary (January 6, 2009-Present), ESSA Pharma Inc.

Professor of Chemistry and Earth, Ocean & Atmospheric Sciences, University of British Columbia (1977-Present)

		Since January 2009	2,886,296(7)
Gary Sollis(3)(4)(8) British Columbia, Canada Director	Director, ESSA Pharma Inc. (April 26, 2012-Present) Partner, Dentons Canada LLP (May 1, 1995-Present)	Since April 2012	0(9)

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned, Controlled or Directed(1)

Franklin M. Berger(3)(4) (8) New York, United States of America Director

Director, ESSA Pharma Inc. (March 2015-Present)

Director, Five Prime Therapeutics, Inc. (October 2010-Present)

Director, Immune Design Corp. (March 2014-Present)

Director, Tocagen Inc. (December 2, 2104-Present)

Director, Bellus Health, Inc. (May 2010-Present)

Director, Seattle Genetics, Inc. (2003-May 2014)

		Since March 2015	3,776,892(10)
Scott Requadt(4)(8) Massachusetts, United States of America Director	Director, ESSA Pharma Inc. (January 14, 2016 – Present) Director, VBI Vaccines (formerly SciVac Therapeutics) (May 2016 – Present) Managing Director, Clarus (September 2005 – Present)	Since January 2016	0(11)
Hugo Beekman Massachusetts, United States of America Director	Director, ESSA Pharma Inc. (January 16, 2018 – Present) Principal, Omega Funds (May 2013 – Present) Associate, Wyvern Funds (November 2009 - March 2013)	Since January 2018	0(12)

Notes:

(1)	The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves. Beneficial ownership is determined in accordance with applicable Canadian securities laws.
(2)	David R. Parkinson also holds stock options (“Options”) to purchase 5,350,000 Common Shares.
(3)	Member of the Audit Committee (as defined herein).
(4)	Member of the Compensation Committee (as defined herein).
(5)	Of the 775,000 Common Shares over which Richard M. Glickman exercises control, 100,000 are held in the name of his spouse. Richard M. Glickman also holds Options to purchase 240,000 Common Shares.
(6)	Marianne Sadar also holds Options to purchase 1,600,000 Common Shares.
(7)	Raymond Andersen also holds Options to purchase 1,600,000 Common Shares.
(8)	Member of the Corporate Governance and Nomination Committee (as defined herein).
(9)	Gary Sollis holds Options to purchase 240,000 Common Shares.
(10)	Franklin Berger holds Options to purchase 240,000 Common Shares.
(11)	Scott Requadt is an associate of Clarus. As at the date hereof, Clarus holds 33,371,212 Common Shares and 2,121,212 warrants to purchase Common Shares. Scott Requadt holds Options to purchase 240,000 Common Shares.
(12)	Hugo Beekman is an associate of Omega. As at the date hereof, Omega holds 10,996,969 Common Shares and 11,306,060 warrants to purchase Common Shares. Hugo Beekman holds Options to purchase 240,000 Common Shares.

Other than as disclosed herein, none of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity. See “Voting Securities And Principal Holders Of Voting Securities” above.

Director Biographies

David R. Parkinson President, Chief Executive Officer and Director

Dr. David R. Parkinson, 67, has served as a director of the Company since June 24, 2015 and has been employed full time as the President and Chief Executive Officer of the Company since January 7, 2016. He is responsible for the management of the Company, developing objectives, strategy and standards of performance, securing and leading a team of professionals and directing them to deliver the required performance. Most recently Dr. Parkinson has served as a venture partner at New Enterprise Associates (NEA), Inc., and following his assumption of these new ESSA-related responsibilities he has moved to the role of venture advisor to NEA. From 2007 until 2012, Dr. Parkinson served as President and CEO of Nodality, a biotechnology company focused on the biological characterization of signaling pathways in patients with malignancy to enable more effective therapeutics development and clinical decision-making. Dr. Parkinson has previously led oncology clinical development activities at Novartis (1997-2003), Amgen (2003-2006) and Biogen Idec (2006-2007). He worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, and then as Acting Associate Director of the Cancer Therapy Evaluation Program (CTEP). Dr. Parkinson is a past Chairman of the Food & Drug Administration (FDA) Biologics Advisory Committee, has also served on the FDA’s Science Board, and is a recipient of the FDA's Cody Medal. He has served on the National Cancer Policy Forum of the Institute of Medicine, as a board director for the Ontario Institute for Cancer Research, and is a past co-chair of the Cancer Steering Committee of the NIH Foundation Biomarkers Consortium. He currently serves as a Board Director for the Multiple Myeloma Research Foundation. He recently stepped down as Chairperson of the American Association of Cancer Research (AACR) Finance and Audit Committee for the last 15 years, and is a former elected AACR Board Director. In addition, Dr. Parkinson was formerly a Director of Facet Biotech, Inc. and Ambit Biosciences, both public biopharma companies which were acquired by large pharmaceutical companies. He currently serves as Director on the Boards of 3SBio Inc., Tocagen Inc., and CTI Biopharma Corp. He has held academic positions both at Tufts and at the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications.

Richard M. Glickman, Chairman of the Board

Chairman of the Board, Dr. Richard M. Glickman, 59, has served as the Chairman of the Board of the Company since October 2010. As the Chairman of the Board, Dr. Glickman is responsible for the management of the Board to ensure the Company has appropriate objectives and an effective strategy, and that it is operating in accordance with a high standard of corporate governance. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by the Galenica Group for $915 million. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman currently serves on Cardiome Pharma Corp.’s Board of Directors as a member of the Compensation and Audit Committees and as its lead independent director. In addition, Dr. Glickman serves as Chairman of the Board and CEO of Aurinia Pharmaceuticals Inc., as Chairman of the Board of Engene Corporation and as a Director of Vida Pharmaceuticals. In addition, he has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), as a Director of the Canadian Genetic Diseases Network (a Canadian Centre of Excellence), a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and a director for the Vancouver Aquarium and Chair of its Research Committee. Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group, both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs, the 2006 BC Biotech Leadership Award and the Lupus Foundation of America Leadership Award.

Marianne Sadar, Chief Scientific Officer and Director

Dr. Marianne Sadar, 56, is one of the co-founders of ESSA. Dr. Sadar has been a director of the Company since January 2009, and has acted as the Chief Scientific Officer of the Company since October 2010. She is responsible for participating in the research and development of ESSA’s drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, she devotes approximately 20% of her time to the affairs of the Company. She is a Distinguished Scientist at the BC Cancer Agency and a Professor of Pathology and Laboratory Medicine at the University of British Columbia (“UBC”). Dr. Sadar is internationally known for her research on identifying mechanisms of activating the androgen receptor (“AR”) and developing therapeutics for advanced prostate cancer that target the N-terminal domain of the AR. Her research was the first to show that the N-terminal domain of the AR could be activated by alternative pathways and she proposed this domain as a therapeutic target in 1999. Later, Dr. Sadar provided the first proof-of-concept that targeting the N-terminus of the AR results in a therapeutic response in an in vivo model of castration-resistant prostate cancer (“CRPC”). Dr. Sadar received her B.Sc. from Simon Fraser University, and Ph.D. from the University of Bradford, U.K. She carried out post-doctoral training at AstraZeneca (Astra Hässle), Department of Drug Metabolism and Pharmacokinetics in Mölndal, Sweden and at the BC Cancer Agency. Dr. Sadar has served in numerous leadership roles internationally and is the 2017 Chair of the USA Army’s Department of Defence’s Programmatic Panel for their Prostate Cancer Research Program. She was the President of the Society of Basic Urologic Research (USA) and a member of the board of education, research, and scientific advisory committees and of boards for American and Canadian non-profit societies. Dr. Sadar was appointed to the Board of Trustees for Canada’s National Museum of Science and Technology by the Minister of Heritage in Oct 2017. Dr. Sadar has served on over 50 grant panels including 5 years on the NIH study session for Drug Discovery & Molecular Pharmacology. Her research has also received awards such as the USA SWIU/SBUR Award for Excellence in Urologic Research, Simon Fraser University’s Outstanding Alumni Award for Academic Achievements, the Terry Fox Young Investigator Award, and award for Excellence in Research and Discovery from UBC Department of Pathology and Laboratory Medicine.

Raymond Andersen, Chief Technical Officer, Secretary and Director

Dr. Raymond Andersen, 71, is one of the co-founders of ESSA. He has served as the Secretary of the Company and a director since January 2009, and as a Chief Technical Officer of the Company since October 2010. He is responsible for participating in the research and development of ESSA’s drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, he devotes approximately 20% of his time to the affairs of the Company. He is also a Professor at UBC in the departments of Chemistry and Earth & Ocean Sciences. He is internationally known for his research into the identity and structure of novel chemical compounds derived from marine organisms, the molecular routes to their biosynthesis, their role in ocean ecology, and their potential as new drugs. Among them are compounds that have anti-inflammatory and anti-cancer properties and these compounds are being developed as anti-asthma, and anti-tumour drugs. His discoveries represented core technologies of the UBC spinoff companies Aquinox Pharmaceuticals Inc. and Inflazyme Pharmaceuticals. His industrial programs have led to deals with Aventis and Wyeth and the venture capital arms of Johnson & Johnson and Pfizer. Dr. Andersen received his B.Sc. degree from the University of Alberta, a M.Sc. from the University of California, Berkeley, and Ph.D. from the University of California, San Diego. He carried out postdoctoral research at the Massachusetts Institute of Technology. In recognition of his pioneering achievements, Dr. Andersen was inducted into the Royal Society of Canada and recently received the R. U. Lemieux Award from the Canadian Society for Chemistry and the Jacob Biely Research Prize from UBC. Dr. Andersen’s consulting agreement contains non-competition and confidentiality clauses.

Gary Sollis, Director

Mr. Gary Sollis, 64, has served as a director of the Company since April 2012. Mr. Sollis is a partner at the law firm of Dentons Canada LLP. He represents clients in the areas of corporate and securities law, with a focus on acquisitions, financings, reorganizations, and corporate governance. Mr. Sollis is an adjunct professor of securities regulation at the Faculty of Law of University of British Columbia, a frequent lecturer on corporate law for the British Columbia bar admission program and a regular contributor to the American Bar Association’s mergers and acquisitions deal point studies.

Franklin M. Berger, Director

Mr. Franklin M. Berger, 68, has served as a director of the Company since March 2015. He started his consulting practice in 2003 after leaving J.P. Morgan Securities, Inc. as their head of biotechnology equity research. His clients are exclusively biotechnology industry participants including major biopharmaceutical firms, mid-capitalization biotechnology companies, specialist asset managers and venture capital companies. He currently serves on the board of directors of four public biotechnology companies: Tocagen Inc., Five Prime Therapeutics, Inc., Immune Design Corp. and Bellus Health, Inc. Previous public company board service included 11 years with Seattle Genetics, Inc., seven years with VaxGen, Inc. (vaccines/biodefense) and Aurinia Pharmaceuticals Inc. (previously Isotechnika), based in Canada. He also serves or has served on private biotechnology company board of directors, including iTherX Pharma, Inc., Caprion Proteomics (sold in July 2012), Inc. and ViroChem Pharma, Inc. As a senior portfolio manager on the buy-side, Mr. Berger worked at Sectoral Asset Management as a founder of the small-cap focused NEMO Fund from 2007 through June 2008. Mr. Berger spent 12 years in sell-side equity research, most recently as Managing Director, U.S. Equity Research, J. P. Morgan Securities, Inc., from May 1998 to March 2003.

Institutional Investor Magazine ranked Mr. Berger on J.P. Morgan’s All-Star Research Team. The Wall Street Journal selected Mr. Berger as the No. 1 ranked biotechnology analyst in its All-Star Analyst Survey in 1997 and No. 2 ranked in the Wall Street Journal’s 2000 Survey. In 2000, he became a Founding Fellow of the Biotechnology Study Center at New York University School of Medicine. Mr. Berger received his MBA degree from Harvard Business School in 1975. Johns Hopkins University conferred both his MA and BA degrees in 1971 and 1972, respectively.

Scott Requadt, Director

Mr. Requadt, LL.B, MBA, 50, has served as a director of the Company since January 14, 2016. He is currently a Managing Director at Clarus, a life sciences investment capital fund. Mr. Requadt has over 15 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Mr. Requadt was Director, Business Development of TransForm Pharmaceuticals, and previously practiced for several years as a mergers and acquisitions attorney at the New York City-based law firm of Davis Polk & Wardwell. Before that, Mr. Requadt was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Economics & Finance) from McGill University, an LL.B from University of Toronto and an MBA from Harvard Business School (Baker Scholar). Mr. Requadt has been involved in multiple Clarus investments spanning both therapeutics and medtech, including Intercept Pharmaceuticals as well as several research and development risk-sharing collaborations with large pharmaceutical partners. He has previously been active on the board of directors of TyRx Inc., Catabasis Pharmaceuticals Inc., Oxford Immunotec Global PLC, Link Medicine Corp., and Biolex Therapeutics Inc., and is currently a director of VBI Vaccines, Inc., AvroBio, Inc., and Edev S.a.r.l.

Hugo Beekman

Hugo Beekman, 31, has served as a director of the Company since January 16, 2018. Mr. Beekman is currently a Principal at Omega, a life science venture capital firm. Prior to joining Omega in 2013, Mr. Beekman began his career in 2009 at the Wyvern Funds, a hedge fund that invests in publically listed shares of biotechnology and medical device companies, as an Associate. He holds his A.B. from Harvard College, where he studied Environmental Science and Public Policy. Mr. Beekman has over eight years of investing experience in the life sciences, having been involved with private and public investments across multiple therapeutics areas and modalities. At Omega Mr. Beekman has focused his efforts on oncology & immuno-oncology, immunology & inflammation, technology platforms, and rare diseases.

Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as of the date of this Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes hereof, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

No proposed director of the Company is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

No proposed director of the Company has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, at its offices located at 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors. Davidson & Company LLP was first appointed as the Company’s auditor on May 28, 2013.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.

APPROVAL OF STOCK OPTION PLAN

On November 27, 2017, the listing of ESSA’s Common Shares was transferred from the Toronto Stock Exchange and such Common Shares were conditionally listed on the TSXV. The policies of the TSXV require all companies listed on the TSXV to have a stock option plan if the company intends to grant stock options. The Company has in place its existing amended and restated stock option plan (the “Existing Option Plan”), which was approved by the Board on February 2, 2017, and by the Company’s shareholders on March 8, 2017. The Existing Option Plan is more fully described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Compensation Plan Information”.

As a condition to the transfer of the listing of the Common Shares from the Toronto Stock Exchange (“TSX”) to the TSXV, the Company is required to adopt a stock option plan that complies with Policy 4.4 – Incentive Stock Options of the TSXV Corporate Finance Manual. In order to comply with this condition, the Board approved a new stock option plan (the “New Option Plan”) on February 21, 2018, which is a fixed number stock option plan that incorporates TSXV requirements and will replace the Existing Option Plan. The Company will be asking its shareholders at the Meeting to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth below (the “Option Plan Resolution”), ratifying, confirming and approving the adoption of the New Option Plan, and reserving Common Shares from treasury for issuance under the New Option Plan.

The purpose of the New Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, and to reward such of those directors, officers, employees and consultants as may be awarded Options under the New Option Plan by the Board from time to time for their contributions toward creating shareholder value through achievement of the short and long term goals of the Company.

Particulars of the New Option Plan

A summary of certain provisions of the New Option Plan is set out below. This summary is qualified in its entirety by the full text of the New Option Plan which is attached as Schedule A to this Circular.

Administration

The New Option Plan is administered by the Board, subject to the Board’s power to delegate such administrative duties and powers as it may seem fit to a director or senior officer or employee of the Company, from time to time. In connection with its administrative role, the Board may make, amend and repeal at any time and from time to time such policies not inconsistent with the New Option Plan as it may deem necessary or advisable for the proper administration of the plan. ESSA’s administration of the New Option Plan will be consistent with the policies and rules of the TSXV and will comply with such other stock exchanges on which the Common Shares may be listed from time to time.

Eligibility Under the New Option Plan

Pursuant to the New Option Plan, Options may be granted to:

(a)	a director of the Company or any of its subsidiaries;
(b)	an officer of the Company or any of its subsidiaries;
(c)	an employee of the Company or any of its subsidiaries, which is (i) and individual that is considered an employee of the Company or any of its subsidiaries under the Income Tax Act (Canada); (ii) an individual who works full-time for the Company or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; (iii) an individual who works for the Company or any of its subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(e)	a management company employee, which is an individual employed by a person providing management services to the Company, which is required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities (as defined by the policies of the TSXV); and
(f)	a consultant to the Company or any of its subsidiaries, which is an individual (or a corporation or partnership of which the individual is an employee, shareholder or partner), other than an employee, officer, management company employee or a director of the Company, that (i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or any of its subsidiaries, other than services provided in relation to a distribution; (ii) provides the services under a written contract between the Company or a subsidiary of the Company and the individual or the consultant company; (iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its subsidiaries; and (iv) has a relationship with the Company or a subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Common Shares Issuable Under the New Option Plan

Subject to adjustments, the maximum number of Common Shares reserved for issuance pursuant to the exercise of Options granted under the New Option Plan, together with the Existing Option Plan and the Company’s other equity incentives plans in existence from time to time, is 23,104,377. If any Option expires, is cancelled or otherwise terminated for any reason without having been exercised in full, the number of Common Shares in respect of which such Option was not exercised will again be available for issuance under the New Option Plan.

Restrictions on Option Grants

The Board has the power to determine, in its sole discretion, those directors, officers, employees, management company employees and consultant to whom Options are to be awarded, subject to the following restrictions:

(a)	no Option can be granted to any optionee unless the Board has determined that the grant of such Option and the exercise thereof by the Option will not violate the securities laws of the jurisdiction in which the optionee resides;
(b)	the number of Common Shares issuable pursuant to grants of Options under the New Option Plan, together with all of the Company’s other security based compensation arrangements in existence from time to time, within a one-year period:
(i)	subject to (ii) and (iii) immediately below, to any one person, shall not exceed 5% of the issued and outstanding Common Shares as at the time of the applicable grant;
(ii)	to a consultant, shall not exceed 2% of the issued and outstanding Common Shares, as at the time of the applicable grant; and

(iii)	to persons employed to conduct investor relations activities (as defined by the policies of the TSXV), shall not exceed 2% of the issued and outstanding Common Shares, as at the time of the applicable grant;
(c)	unless the Company obtains disinterested shareholder approval in accordance with the New Option Plan and the policies of the TSXV:
(i)	the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the New Option Plan; and
(ii)	the maximum aggregate number of Option granted to insiders of the Company under the New Option Plan within a one-year period,

may not exceed 10% of the issued and outstanding Common Shares as the time of the applicable grant.

Exercise Price of Options

The exercise price of an Option will be determined by the Board when the Option is granted and shall not be less than the closing market price of the Company’s Common Shares on the Nasdaq or the TSXV, as the case may be, on the applicable date, if there is no closing trading price at such time of grant of the Option, then on the trading day immediately prior to the date of the grant of the Option. The exercise price per Common Share under an Option may be reduced at the discretion of the Board if (i) prior TSXV approval is obtained and at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended, and (ii) shareholder approval is obtained for any reduction in the exercise price of an Option and, in the case of a reduction in the exercise price of an Option held by an insider of the Company, disinterested shareholder approval is obtained for such reduction. The foregoing conditions to reduction of an exercise price shall not apply in the case of certain adjustments, such as alterations to the capital structure of the Company, as set out in the New Option Plan.

Vesting of Options

Subject to the policies of the TSXV, an Option granted under the New Option Plan shall vest and may be exercised during the term of the Option in accordance with any vesting schedule as the Board may determine, in its sole discretion. However, Options issued to persons retained to provide investor relations activities (as defined by the policies of the TSXV) will be subject to a vesting schedule of at least 12 months whereby no more than 25% of the options granted may be vested in any three month period.

Term of Options

The New Option Plan provides that Options shall expire on the expiration date determined by the Board, provided that the term of an Option shall not exceed ten years from its date of grant. Options must be exercised, if at all, on or before their respective expiration date. In the event that the term of an Option expires during a blackout period (as defined by the policies of the TSXV) such term will automatically be extended to the date that is ten business days following the end of such blackout period and, in the event that a blackout period is imposed during such extension period, the extension period will be deemed to commence following the end of the additional blackout period to enable the exercise of the applicable Option within ten business days following the end of the last imposed blackout period. The maximum term an Option may be extended by the Board, provided that the Board obtains shareholder approval for such extension.

Termination of Options

To the extent not earlier exercised or terminated in accordance with the New Option Plan, an Option will terminate at the earliest of:

(a)	the termination date set by the Board upon the grant of the Option, subject to extension in case of a blackout period, as further set out above under the subheading “- Term of Options”;
(b)	where the optionee’s position as an employee, consultant, director or officer is terminated for just cause, the date of such termination for just cause;
(c)	unless determined otherwise by the Board, where the optionee’s position as an employee, consultant, director or officer terminates for a reason other than the optionee’s disability, death, or termination for just cause, on the termination date with respect to the Options that have not vested at such termination date, and 90 days after such date of termination with respect to the Options that have vested as at such termination date, provided that if an optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination; and
(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the New Option Plan.

Transferability

Options granted under the New Option Plan are non-transferable and non-assignable, except as specifically provided under the New Option Plan in the event of the death or disability of an optionee.

Effect of Death, Disability or Retirement of Optionee

If the position of an optionee as a director, officer, employee or consultant of the Company or any of its subsidiaries, is terminated as a result of his or her death, any Options held by such optionee shall pass to the person who is entitled to ownership of such Options pursuant to a will or the applicable laws of descent and distribution upon death (a “Qualified Successor”), and shall be exercisable by the Qualified Successor for a period of one year following such death, provided that in no case shall the term of the Option extend beyond ten years from the date of grant.

If the position of an optionee as a director, officer, employee or consultant of the Company or any of its subsidiaries, is terminated by reason of such optionee's disability, any Option held by such optionee that could have been exercised immediately prior to such termination shall be exercisable by such optionee, or by his or her guardian, for a period of one year following the termination of such optionee.

If an optionee who has ceased to be employed by the Company or any of its subsidiaries by reason of such optionee's disability dies within 30 days after the termination of such employment, any Option held by such optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such optionee, and shall be exercisable by the Qualified Successor for a period of one year following the death of such optionee, provided that in no case shall the term of the Option extend beyond five years from the date of grant.

Options held by a Qualified Successor or exercisable by a guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

In the event of the termination of employment of an optionee who is an employee at any time during the term of an Option by reason of the deemed retirement of such employee, as may be determined by the Board, in its sole discretion, then the rights to purchase Common Shares under the Option which have accrued to the optionee and remain unexercised at, or which accrue subsequent to, the date of his or her retirement shall remain exercisable by the optionee (or by the optionee's legal personal representative or representatives if the optionee dies before the last date of exercise of the Option) for a period of one year following the retirement of such optionee in accordance with the terms of the Option.

Tax Withholding

Pursuant to the New Option Plan, the Company may implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an optionee who wishes to exercise an Option must, as a condition of exercise, comply with the various procedures set out in the New Option Plan, including but not limited to delivering to the Company an amount determined by the Company to be appropriate to account for such taxes or related amounts, and must in all other respects follow any related procedures and conditions imposed by the Company.

Adjustment

The New Option Plan contains provisions for the adjustment in the number of Common Shares subject to the New Option Plan and issuable upon the exercise of Options, and the exercise price thereof in the event of any stock dividend, stock consolidations, subdivisions or reclassifications of shares, amalgamations, mergers, plans of arrangement, change of control (as defined in the New Option Plan) transactions, take-over bid transactions or events which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of persons eligible to receive Options under the New Option Plan.

Termination of, and Amendments to, the New Option Plan

Subject to acceptance of the TSXV and other applicable regulatory authorities, and the policies and requirements thereof, the Board may terminate, suspend or amend the terms of the New Option Plan; provided, however that the Board must obtain shareholder approval (and where required, disinterested shareholder approval) for the following actions:

(a)	increasing the maximum number of Common Shares that may be reserved for issuance upon the exercise of Options under the New Option Plan;
(b)	placing limitations on the number of Options that may be granted to any one person or category of persons;
(c)	reducing the exercise price of Options;
(d)	granting to insiders, within a 12-month period, an aggregate number of Options exceeding 10% of the Company’s issued Common Shares, calculated at the date that the applicable Option is granted;
(e)	granting to any one optionee, within a 12-month period, an aggregate number of Options exceeding 5% of the Company’s issued Common Shares;
(f)	reserving for issuance such number of Common Shares under the New Option Plan and all of the Company’s other security based compensation arrangements in existence from time to time, where such reservation could result in the aggregate number of Common Shares granted to insiders exceeding 10% of the Company’s issued Common Shares;

(g)	materially modifying the requirements as to eligibility for participation in the New Option Plan;
(h)	materially increasing the benefits accruing to participants under the New Option Plan;
(i)	modifying the method for determining the exercise price of the Options;
(j)	modifying the maximum term of the Options;
(k)	modifying the expiry and termination provisions applicable to Options;
(l)	expanding the types of awards which may be granted under the New Option Plan;
(m)	extending the duration of the New Option Plan; or
(n)	modifying the termination and amendment provision of the New Option Plan.

Notwithstanding the above, the Board may, without shareholder approval:

(a)	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the New Option Plan or any Option;
(b)	make any addition to, deletion from or alteration of the provisions of the New Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the New Option Plan; or
(c)	make any amendments to clarify existing provisions of the new Option Plan or any Option provided that such changes do not have the effect of altering the scope, nature and intent of the New Option Plan or any Option.

Option Plan Resolution

Under the requirements of the TSXV and the Nasdaq, the New Option Plan must be approved by a simple majority of the votes cast by the Company’s shareholders at the Meeting. The New Option Plan is intended to serve as the successor to the Existing Option Plan. If approved, the New Option Plan will become effective and replace the Existing Option Plan in its entirety. All outstanding Options granted under the Existing Option Plan prior to February 28, 2017 shall be governed solely by the terms and conditions of the instrument evidencing such Options and the Existing Option Plan; whereas each Option granted on or after February 28, 2017 will be governed solely by the terms and conditions of the instrument evidencing such Option and the New Option Plan. Pursuant to the New Option Plan, the Company will continue to grant Options to purchase Common Shares to selected directors, officers, employees and consultants of the Company.

The Board continues to believe that Options are an important element of the Company’s compensation structure and unanimously recommends that you vote “for” in respect of the Option Plan Resolutions.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The stock option plan (the “New Option Plan”) of ESSA Pharma Inc. (the “Company”) in substantially the form described in, and appended to, the management information circular of the Company dated February 23, 2018, be and the same is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange, and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX Venture Exchange or other applicable regulatory requirements.

2.	The number of common shares of the Company reserved for issuance under the New Option Plan, together with the Company’s amended and restated stock option plan dated March 8, 2017 and the Company’s other equity incentives plans in existence from time to time, is 23,104,377.
3.	All unallocated options to acquire common shares of the Company, rights or other entitlements available under the New Option Plan are hereby approved and authorized.
4.	The board of directors of the Company is authorized and directed to make any changes to the New Option Plan, if required by the TSX Venture Exchange.
5.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

APPROVAL OF STOCK OPTION RE-GRANT AND REPRICING, AND EXTENSION OF EXPIRY DATES

The significant drop in the trading price of the Company’s Common Shares on the TSXV has meant that the outstanding incentive stock options as currently priced no longer offer an adequate incentive to directors, officers, employees and consultants of the Company. Recognizing that the stock option grants are a critical element of the Company’s compensation policy, the Board is of the view that it is in the best interests of the Company to re-grant and reprice, and to extend the expiry date of certain of the outstanding stock options granted to certain directors, officers, employees and consultants of the Company, to be more in line with the market price of the Common Shares.

By directors’ resolution effective February 21, 2018, the Board resolved that, subject to approval of the TSXV and the Company’s shareholders by way of disinterested shareholder approval at the Meeting, that the existing outstanding Options held by certain directors, officers, employees and consultants of the Company be cancelled and replaced by an aggregate of up to 1,667,000 Options under the New Option Plan, and that the expiry date thereof be extended as further set out in the table below. The Company received confirmation from the TSXV of its acceptance of the cancellation of the Company’s outstanding Options and replacement thereof by an aggregate of up to 1,667,000 Options, as further set out in the table below; however, such replacement Options are not exercisable until such time as the Company has obtained disinterested shareholder approval. For a description of the Company’s New Option Plan, see “Approval of Stock Option Plan” above.

	Existing Outstanding Options Cancelled				Options Granted
Name of Optionee	Date of Grant	Expiry Date	Current Exercise Price	No. of Optioned Common Shares	No. Of Optioned Common Shares	Exercise Price	Expiry Date	Vesting Schedule	Conditions to Exercise
David Wood	1-Oct-13	1-Oct-18	C$0.80	75,000	75,000	C$0.245	1-Oct-23	Vesting in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting every one month anniversary thereafter	Disinterested Shareholder Approval for the respective grant is obtained at the Meeting
	30-Jul-14	30-Jul-19	C$2.00	200,000	200,000	C$0.245	30-Jul-24
Kally Singh	21-May-14	20-May-19	C$0.80	25,000	25,000	C$0.245	21-May-24
Gary Sollis	21-May-14	20-May-19	C$0.80	120,000	120,000	C$0.245	21-May-24
Richard Glickman	21-May-14	20-May-19	C$0.80	75,000	75,000	C$0.245	21-May-24
Daisy Wong	21-May-14	20-May-19	C$0.80	12,000	12,000	C$0.245	21-May-24
Frank Perabo	8-Sep-14	8-Sep-19	C$2.00	450,000	160,000	US$0.20	8-Sep-24
Leah DiMascio	19-Dec-14	2-Dec-19	C$2.00	10,000	10,000	US$0.20	19-Dec-24
David Parkinson	12-Jan-16	12-Jan-21	C$6.25	600,000	600,000	US$0.20	12-Jan-26
	23-Jun-15	23-Jun-25	C$14.90	50,000	50,000	US$0.20	23-Jun-25
Peter Virsik	9-Aug-16	9-Aug-21	C$3.49	290,000	290,000	US$0.20	9-Aug-26
Franklin Berger	5-Mar-15	3-Mar-25	C$5.35	50,000	50,000	US$0.20	5-Mar-25

No financial assistance will be provided to the option holders listed above by the Company to facilitate the exercise of the Options described above.

Repricing Resolution

Pursuant to the policies of the TSXV and the New Option Plan, the re-grant and repricing of the Options, and the extension of the expiry dates thereof, as further described above, requires disinterested shareholder approval. Disinterested shareholder approval is the approval by a majority of the votes cast on the ordinary resolution by all shareholders at the Meeting, excluding the votes attached to Common Shares beneficially owned by insiders (as defined under the policies of the TSXV) of the Company to whom options may be granted under the New Option Plan and their associates (as defined under the policies of the TSXV). Based on the present shareholdings of the insiders to whom Options may be granted under the New Option Plan and their associates, a total of up to [43,948,796] Common Shares will be excluded from voting on the Repricing Resolution (as defined below), representing [38.04]% of the issued and outstanding Common Shares as of the Record Date. The replacement Options cannot be exercised by their respective holders unless and until the grants thereof are ratified, confirmed and approved by the Company’s disinterested shareholders at the Meeting. Accordingly, at the Meeting, the Company’s disinterested shareholders will be asked to consider, and if thought fit, to pass with or without amendment, an ordinary resolution as follows (the “Repricing Resolution”).

Management unanimously recommends that you vote “for” in respect of the Repricing Resolution.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION, with votes of certain insiders and their associates excluded therefrom, THAT:

1.	The re-grant and re-pricing, and the extension of the expiry dates of stock options exercisable for an aggregate of up to 1,667,000 common shares of ESSA Pharma Inc. (the “Company”), previously granted to such persons, all as set out below, be and is hereby ratified, confirmed and approved:
	Existing Outstanding Options Cancelled				Options Granted
Name of Optionee	Date of Grant	Expiry Date	Current Exercise Price	No. of Optioned Common Shares	No. Of Optioned Common Shares	Exercise Price	Expiry Date	Vesting Schedule	Conditions to Exercise
David Wood	1-Oct-13	1-Oct-18	C$0.80	75,000	75,000	C$0.245	1-Oct-23	Vesting in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting every one month anniversary thereafter	Disinterested Shareholder Approval for the respective grant is obtained at the Meeting
	30-Jul-14	30-Jul-19	C$2.00	200,000	200,000	C$0.245	30-Jul-24
Kally Singh	21-May-14	20-May-19	C$0.80	25,000	25,000	C$0.245	21-May-24
Gary Sollis	21-May-14	20-May-19	C$0.80	120,000	120,000	C$0.245	21-May-24
Richard Glickman	21-May-14	20-May-19	C$0.80	75,000	75,000	C$0.245	21-May-24
Daisy Wong	21-May-14	20-May-19	C$0.80	12,000	12,000	C$0.245	21-May-24
Frank Perabo	8-Sep-14	8-Sep-19	C$2.00	450,000	160,000	US$0.20	8-Sep-24
Leah DiMascio	19-Dec-14	2-Dec-19	C$2.00	10,000	10,000	US$0.20	19-Dec-24
David Parkinson	12-Jan-16	12-Jan-21	C$6.25	600,000	600,000	US$0.20	12-Jan-26
	23-Jun-15	23-Jun-25	C$14.90	50,000	50,000	US$0.20	23-Jun-25
Peter Virsik	9-Aug-16	9-Aug-21	C$3.49	290,000	290,000	US$0.20	9-Aug-26
Franklin Berger	5-Mar-15	3-Mar-25	C$5.35	50,000	50,000	US$0.20	5-Mar-25

2.	The board of directors of the Company be and is hereby authorized in its absolute discretion to determine whether or not to proceed with the above resolution without further ratification or approval by the shareholders.
3.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

RATIFICATION OF STOCK OPTION GRANTS

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass with or without amendment, an ordinary resolution (the “Option Grant Resolution”) as set forth below to ratify, confirm and approve previous grants of Options under the New Option Plan, exercisable for an aggregate of up to 14,523,000 common shares of the Company, to certain directors, officers, employees and consultants of the Company.

In September of 2017, ESSA announced that it will alter its strategic plans by discontinuing further clinical development of its EPI-506 N-terminal domain (“NTD”) inhibitor of the androgen receptor (“AR”), and by focusing its research and development resources on its next-generation NTD-inhibitor compounds. In order to properly incentivize and compensate certain existing and new directors, officers, employees and consultants, and align such persons’ interests with those of the Company and its shareholders, the Board granted an aggregate of 14,523,000 Options (collectively, the “New Options”) under the New Option Plan to such individuals and on such terms as set out in the table below.

Name of Optionee	Date of Grant	Expiry Date	Exercise Price	No. of Optioned Common Shares	Conditions to Exercise	Vesting Schedule
Marianne Sadar	21-Feb-2018	21-Feb-2028	C$0.245	1,600,000

Disinterested Shareholder Approval for the respective grant is obtained at the Meeting

And

Optionee and the Company enter into a consulting agreement or similar agreement, on mutually acceptable terms (with both parties acting reasonably)

						Vesting in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting every one month anniversary thereafter
Raymond Andersen	21-Feb-2018	21-Feb-2028	C$0.245	1,600,000

Disinterested Shareholder Approval for the respective grant is obtained at the Meeting

And

Optionee and the Company enter into a consulting agreement or similar agreement, on mutually acceptable terms (with both parties acting reasonably)

David Wood	21-Feb-2018	21-Feb-2028	C$0.245	1,325,000	Disinterested Shareholder Approval for the respective grant is obtained at the Meeting
Kally Singh	21-Feb-2018	21-Feb-2028	C$0.245	55,000
Gary Sollis	21-Feb-2018	21-Feb-2028	C$0.245	120,000
Richard Glickman	21-Feb-2018	21-Feb-2028	C$0.245	165,000
Daisy Wong	21-Feb-2018	21-Feb-2028	C$0.245	113,000
Leah DiMascio	21-Feb-2018	21-Feb-2028	US$0.20	225,000
David Parkinson	21-Feb-2018	21-Feb-2028	US$0.20	4,700,000
Peter Virsik	21-Feb-2018	21-Feb-2028	US$0.20	3,460,000
Franklin Berger	21-Feb-2018	21-Feb-2028	US$0.20	190,000
Esther Valadez	21-Feb-2018	21-Feb-2028	US$0.20	80,000
Gowri Sukumar	21-Feb-2018	21-Feb-2028	US$0.20	80,000
Samantha Shorter	21-Feb-2018	21-Feb-2028	C$0.245	95,000
Jasmine Lau	21-Feb-2018	21-Feb-2028	C$0.245	80,000
Annie Zou	21-Feb-2018	21-Feb-2028	C$0.245	30,000
Michele Benjamin	21-Feb-2018	21-Feb-2028	US$0.20	95,000
Robyn Freels	21-Feb-2018	21-Feb-2028	C$0.245	30,000
Scott Requadt	21-Feb-2018	21-Feb-2028	US$0.20	240,000
Hugo Beekman	21-Feb-2018	21-Feb-2028	US$0.20	240,000
TOTAL Optioned Common Shares				14,523,000

The New Options cannot be exercised by their respective holders unless and until the grants thereof are ratified, confirmed and approved by the Company’s disinterested shareholders at the Meeting.

Option Grant Resolution

Pursuant to the policies of the TSXV and the New Option Plan, the grants of New Options, as further described above, require disinterested shareholder approval. Disinterested shareholder approval is the approval by a majority of the votes cast on the ordinary resolution by all shareholders at the Meeting, excluding the votes attached to Common Shares beneficially owned by insiders (as defined under the policies of the TSXV) of the Company to whom options may be granted under the New Option Plan and their associates (as defined under the policies of the TSXV). Based on the present shareholdings of the insiders to whom Options may be granted under the New Option Plan and their associates, a total of up to [43,948,796] Common Shares will be excluded from voting on the Option Grant Resolution, representing [38.04]% of the issued and outstanding Common Shares as of the Record Date. If the Option Grant Resolution is not approved by disinterested shareholders at the Meeting, the New Options cannot be exercised by their respective holders.

Management unanimously recommends that you vote “for” in respect of the Option Grant Resolution.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION, with votes of certain insiders and their associates excluded therefrom, THAT:

1.	The grant of stock options under the stock option plan of ESSA Pharma Inc. (the “Company”), dated February 21, 2018, exercisable for an aggregate of up to 14,523,000 common shares of the Company, to such individuals and on such terms as set out in the table below, be and is hereby ratified, confirmed and approved:

Name of Optionee	Date of Grant	Expiry Date	Exercise Price	No. of Optioned Common Shares	Conditions to Exercise	Vesting Schedule
Marianne Sadar	21-Feb-2018	21-Feb-2028	C$0.245	1,600,000

Disinterested Shareholder Approval for the respective grant is obtained at the Meeting

And

Optionee and the Company enter into a consulting agreement or similar agreement, on mutually acceptable terms (with both parties acting reasonably)

						Vesting in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting every one month anniversary thereafter
Raymond Andersen	21-Feb-2018	21-Feb-2028	C$0.245	1,600,000

Disinterested Shareholder Approval for the respective grant is obtained at the Meeting

And

Optionee and the Company enter into a consulting agreement or similar agreement, on mutually acceptable terms (with both parties acting reasonably)

David Wood	21-Feb-2018	21-Feb-2028	C$0.245	1,325,000	Disinterested Shareholder Approval for the respective grant is obtained at the Meeting
Kally Singh	21-Feb-2018	21-Feb-2028	C$0.245	55,000
Gary Sollis	21-Feb-2018	21-Feb-2028	C$0.245	120,000
Richard Glickman	21-Feb-2018	21-Feb-2028	C$0.245	165,000
Daisy Wong	21-Feb-2018	21-Feb-2028	C$0.245	113,000
Leah DiMascio	21-Feb-2018	21-Feb-2028	US$0.20	225,000
David Parkinson	21-Feb-2018	21-Feb-2028	US$0.20	4,700,000
Peter Virsik	21-Feb-2018	21-Feb-2028	US$0.20	3,460,000
Franklin Berger	21-Feb-2018	21-Feb-2028	US$0.20	190,000
Esther Valadez	21-Feb-2018	21-Feb-2028	US$0.20	80,000
Gowri Sukumar	21-Feb-2018	21-Feb-2028	US$0.20	80,000
Samantha Shorter	21-Feb-2018	21-Feb-2028	C$0.245	95,000
Jasmine Lau	21-Feb-2018	21-Feb-2028	C$0.245	80,000
Annie Zou	21-Feb-2018	21-Feb-2028	C$0.245	30,000
Michele Benjamin	21-Feb-2018	21-Feb-2028	US$0.20	95,000
Robyn Freels	21-Feb-2018	21-Feb-2028	C$0.245	30,000
Scott Requadt	21-Feb-2018	21-Feb-2028	US$0.20	240,000
Hugo Beekman	21-Feb-2018	21-Feb-2028	US$0.20	240,000
TOTAL Optioned Common Shares				14,523,000

2.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

APPROVAL OF COMMON SHARE CONSOLIDATION

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass with or without amendment, a special resolution set forth below (the “Share Consolidation Resolution”) to approve a consolidation (the “Consolidation”) of the issued and outstanding Common Shares on a basis of up to 20 pre-Consolidation Common Shares being consolidated into one post-Consolidation Common Share, or such lesser number of pre-Consolidation Common Shares as may be accepted by the TSXV and approved by the Board, in its sole discretion. Approval of the Share Consolidation Resolution does not necessarily mean that the Board will implement the Consolidation. Even if the Share Consolidation Resolution is approved by shareholders at the Meeting, and accepted by the TSXV, the Board will have the discretion not to proceed with the Consolidation.

In connection with the Consolidation, each stock option, warrant or other security of the Company convertible into pre-Consolidation Common Shares (the “Convertible Securities”) that has not been exercised or cancelled prior to the effective date of the implementation of the Consolidation will be adjusted pursuant to the terms thereof at the same Consolidation ratio.

As at the date hereof, a total of 115,521,889 Common Shares in the capital of the Company were issued and outstanding. Accordingly, if the Consolidation is put into effect on the basis of the maximum authorized ratio of 20 pre-Consolidation Common Shares for every one post-Consolidation Common Share, a total of approximately 5,776,094 Common Shares in the capital of the Company would be issued and outstanding following the Consolidation, assuming no other changes to the issued capital.

Purpose of the Consolidation

The Board believes the Consolidation to be in the best interest of the Company because it believes that the Consolidation is the only opportunity to avoid a delisting of the Common Shares from the Nasdaq, on which the Common Shares are currently listed and posted for trading in the United States.

The continued listing requirements of the Nasdaq include that a security must maintain a bid price of at least $1.00 per Common Share. On July 20, 2017, the Company announced that it had received a letter from the Nasdaq indicating, among other things, that the minimum closing bid price of the Common Shares had fallen below $1.00 per Common Share for 30 consecutive trading days, and therefore, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The letter required the Company to regain compliance with the Rule by January 15, 2018.

On January 16, 2018, the Company was granted an additional 180 calendar days, or until July 16, 2018, to regain compliance with the Rule. To regain compliance, the closing bid price of the Common Shares must be above $1.00 per Common Share for a minimum of ten consecutive business days. A decrease in the number of issued and outstanding Common Shares resulting from the Consolidation should, absent other factors, help to ensure that the Company’s closing bid price per Common Share remains above $1.00 per Common Share. However, no assurance can be given that the Company will regain compliance during that period.

Procedure

In the event the Consolidation is approved by the shareholders, accepted by the TSXV, and implemented by the Board, the registered holders of Common Shares will be required to exchange the certificates representing their pre-Consolidation Common Shares for new certificates representing post-Consolidation Common Shares. Following the determination of the Consolidation ratio by the Board, and as soon as possible following the effective date of the Consolidation, the registered holders of Common Shares of the Company will be sent a transmittal letter by the Company’s transfer agent, Computershare. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled.

Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates. Shareholders should not submit certificates for exchange until required to do so. Until surrendered, each certificate formerly representing the Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.

Other Considerations

The Consolidation will not materially affect the percentage ownership in the Company by shareholders even though such ownership will be represented by a lesser number of Common Shares. The Consolidation will proportionately reduce the number of Common Shares held by all the shareholders.

There can be no assurance that the market price of the post-Consolidation Common Shares will increase as a result of the Consolidation. There are numerous factors and contingencies that could affect the price of the Common Shares, including the status of the market for the Common Shares at the time, the Company’s operations and general economic, stock market and industry conditions.

Accordingly, the total market capitalization of the Common Shares after the Consolidation may be lower than the total market capitalization before the Consolidation, and, in the future, the market price of the post-Consolidation Common Shares may not exceed or remain higher than the market price prior to the Consolidation. As a result, the marketability and trading liquidity of the post-Consolidation Common Shares of the Company may not improve. The Consolidation may result in some shareholders owning “odd lots” of Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per share to sell. If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding.

No fractional Common Shares will be issued pursuant to the Consolidation. Pursuant to Section 83 of the Business Corporations Act (British Columbia), in the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

Share Consolidation Resolution

Pursuant to the Business Corporations Act (British Columbia), the Company’s constating documents, and the requirements of the TSXV, the Share Consolidation Resolution must be passed by two-thirds of the votes cast by shareholders present in person and represented by proxy at the Meeting. In the event that the Share Consolidation Resolution is not passed by a special resolution, the Company will not proceed with the Consolidation. The Consolidation is also subject to the approval of the TSXV.

Management unanimously recommends that you vote “for” in respect of the Share Consolidation Resolution.

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The authorized share structure of ESSA Pharma Inc. (the “Company”) may be altered by consolidating all of the issued and outstanding common shares of the Company on the basis to be selected by the Company’s board of directors, in its absolute discretion, provided that the consolidation shall be no greater than 20 pre-consolidation common shares for every one post-consolidation common share.
2.	Any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the Business Corporations Act (British Columbia).
3.	The board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.
4.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

APPROVAL OF RSU PLAN

At the Meeting, shareholders will be asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth below (the “RSU Plan Resolution”) to ratify, confirm and approve the Company’s restricted share unit plan (the “RSU Plan”) and to reserve Common Shares from treasury for issuance under the RSU Plan.

The Board has adopted the RSU Plan for the benefit of the Company’s directors, officers, employees and consultants, on February 21, 2018. The RSU Plan has been established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Company.

The Board intends to use Restricted Share Units (“RSUs”) issued under the RSU Plan, as well as the Options issued under the New Option Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of holders there with those of the shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced persons by rewarding those individuals who make a long term commitment.

Particulars of the RSU Plan

A summary of certain provisions of the RSU Plan is set out below. This summary is qualified in its entirety by the full text of the RSU Plan which is attached as Schedule B to this Circular.

Administration

The RSU Plan is administered by the Compensation Committee of the Board (in this section, the “Committee”) or such other committee as the Board determines. Subject to the limitations of the RSU Plan, without limiting the generality of the foregoing, the Committee has the power to: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the RSU Plan; and (iv) prescribe, amend and rescind rules and procedures relating to the RSU Plan. The Board has the authority to designate Eligible Persons and determine the grant of RSUs to them.

Eligibility Under the RSU Plans

Pursuant to the RSU Plan, RSUs may be granted to the following persons (collectively, the “Eligible Persons”), from time to time by the Board, subject to the limitations set forth in the RSU Plan, but may not be granted when that grant would be prohibited by or in breach of applicable laws or any black out period then in effect:

(a)       a director of the Company or any of its subsidiaries;

(b)       an officer of the Company or any of its subsidiaries;

(c)       an employee of the Company or any of its subsidiaries; and

(d)	a consultant to the Company or any of its subsidiaries, which is an individual (or a corporation or partnership of which the individual is an employee, shareholder or partner), other than an employee, officer, management company employee or a director of the Company, that (i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or any of its subsidiaries, other than services provided in relation to a distribution; (ii) provides the services under a written contract between the Company or a subsidiary of the Company and the individual or the consultant company; (iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its subsidiaries; and (iv) has a relationship with the Company or a subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Common Shares Reserved for Issuance Under the RSU Plan

The number of Common Shares which may be reserved for issuance under the Plan, shall not exceed 23,104,377 Common Shares, provided that at no time may the number of Common Shares issuable under any and all of the Company’s equity incentive plans in existence from time to time on and after the effective date of the Plan, including the New Option Plan, exceed 23,104,377 Common Shares.

Limits on RSU Grants

The RSU Plan provides for the following limits on grants, unless approval by disinterested shareholders in accordance with the rules of the TSXV is obtained:

(a)	the maximum number of Common Shares which may be issuable to insiders of the Company under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 10% of the issued and outstanding Common Shares;
(b)	the maximum number of Common Shares which may be issuable to any one Eligible Person under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 5% of the issued and outstanding Common Shares;
(c)	the maximum number of Common Shares which may be issuable to any one consultant under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 2% of the issued and outstanding Common Shares; and

(d)	the maximum number of Common Shares which may be issuable to all Eligible Persons retained by the Company to provide investor relations activities (as defined by the policies of the TSXV) as a group, under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 2% of the issued and outstanding Common Shares.

Grants and Vesting of RSUs

The Committee may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in the RSU Plan. Subject to the terms of the RSU Plan, the Committee may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Committee deems appropriate. RSUs shall vest pursuant to the vesting schedule set out in an Eligible Person’s grant agreement evidencing the grant of the particular RSUs.

Notwithstanding any other provision of the RSU Plan, the Committee may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions, for all or any RSUs for any Eligible Person at any time and from time to time.

Redemption of RSUs

Unless redeemed earlier in accordance with the RSU Plan and subject to any black-out periods then in effect, each one RSU will be redeemed by the Company on or about its applicable vesting date and, at such time, the holder thereof will be entitled to receive (i) one Common Share, (ii) cash representing the fair market value of such Common Share on the vesting date or (iii) a combination of (i) and (ii) above, as determined by the Committee in its sole discretion. Certain holders of RSUs may defer the receipt of all or any part of their entitlement to Common Shares and/or cash consideration in lieu of such Common Shares until a later date, in accordance with, and subject to restrictions as further set out in the RSU Plan.

Transferability of RSUs

RSUs are non-assignable and non-transferable except by will or by the laws of descent and distribution. All benefits and rights granted under the RSU Plan may only be exercised by the Eligible Persons.

Cessation of Employment

Unless otherwise determined by the Committee in its sole discretion, or as specified in the applicable RSU agreement:

(a)	subject to certain restrictions, if a holder of RSUs is terminated by the Company for cause or if a holder of RSUs voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her RSUs that have not reached their respective redemption dates as at the date of termination will be cancelled, and all of his or her RSUs that have reached their respective redemption dates as at the date of termination but redemption thereof has been deferred by such holder will be redeemed as soon as possible for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion;
(b)	subject to certain restrictions, in the event that the employment of a holder of RSUs is involuntarily terminated for reasons other than cause, his or her RSUs will be redeemed on the date of termination for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion, provided such RSUs have vested at such time;

(c)	subject to certain restrictions, in the event that a director is not re-elected at an annual or special meeting of shareholders of the Company, his or her RSUs will be redeemed on the date of the annual or special meeting of shareholders for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion, provided such RSUs have vested at such time;
(d)	subject to certain restrictions, in the event that an Eligible Person dies, his or her RSUs will be redeemed upon the date of death for Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion; and
(e)	if an RSU holder’s employment is terminated, for reasons other than cause, at any time within 12 months following a change of control (as defined in the RSU Plan), subject to the prior approval of the TSXV if required, the Company will redeem all outstanding RSUs granted to such holder, within 30 days following the date such holder provides actual service to the Company pursuant to a written notice of termination, for an equal number of Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion. No fractional RSUs may be issued.

No Compensation for Cancelled RSUs

An Eligible Person ceases to be an eligible to receive RSUs under the RSU Plan on his or her last day of actual and active employment with the Company or one of its subsidiaries. For the purposes of the RSU Plan, no period of notice of termination of employment that is or ought to have been given to an Eligible Person, after the date on which the he or she ceases to be an Eligible Person shall be included in determining such person’s entitlement under the RSU Plan.

Tax Withholding

The Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share and/or cash consideration including, without limiting the generality of the foregoing, the withholding of the issue of Common Shares and/or the withholding of all or any portion of any payment of the cash consideration, as applicable, to be issued and/or paid under the RSU Plan, until such time as the Eligible Person has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may, if applicable, adopt administrative rules under the RSU Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the RSU Plan to satisfy withholding obligations under the RSU Plan.

Termination of RSU Plan

The Board may terminate the RSU Plan at any time in its absolute discretion. If the RSU Plan is so terminated, no further RSUs will be granted, but the RSUs then outstanding will continue in full force and effect in accordance with the provisions of the RSU Plan.

Adjustments

The RSU Plan contains provisions for the adjustment in the number of Common Shares subject to the RSU Plan and issuable on redemption of RSUs in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than ordinary dividends) of the Company assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under the RSU Plan.

Amendments to the RSU Plan

Subject to applicable laws and regulatory approvals, the RSU Plan may be amended without shareholder approval for the following:

(a)	amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the TSXV, in place from time to time;
(b)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan;
(c)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted pursuant to the plan, including the provisions relating to the payment of the RSUs; and
(d)	minor changes of a “house-keeping nature”.

Disinterested shareholder approval is required for any amendments related to:

(a)	the number or percentage of issued and outstanding Common Shares available for grant under the RSU Plan;
(b)	a change in the method of calculation of redemption of RSUs held by Eligible Persons; and
(c)	an extension to the term for redemption of RSUs held by Eligible Persons.

RSU Plan Resolution

Pursuant to the rules of the TSXV, the RSU Plan Resolution must be passed by a majority of the votes cast on the ordinary resolution by all shareholders at the Meeting, excluding the votes attached to Common Shares beneficially owned by insiders (as defined under the policies of the TSXV) of the Company to whom RSUs may be granted under the RSU Plan and their associates (as defined under the policies of the TSXV). Based on the present shareholdings of the insiders to whom RSUs may be granted under the RSU Plan and their associates, a total of up to [43,948,796] Common Shares will be excluded from voting on the RSU Plan Resolution, representing [38.04]% of the issued and outstanding Common Shares as of the Record Date. If the RSU Plan Resolution is not approved by disinterested shareholders at the Meeting, the RSU Plan will be terminated.

Management unanimously recommends that you vote “for” in respect of the RSU Plan Resolution.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The restricted share unit plan (the “RSU Plan”) of ESSA Pharma Inc. (the “Company”) in substantially the form described in, and appended to, the management information circular of the Company dated February 23, 2018, be and the same is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange, and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX Venture Exchange or other applicable regulatory requirements.
2.	The number of common shares of the Company reserved for issuance under the RSU Plan, together with the Company’s other equity incentive plans in existence from time to time is 23,104,377.

3.	All unallocated restricted share units of the Company, rights or other entitlements available under the RSU Plan are hereby approved and authorized, and the Company will have the ability to issue restricted share units which may be settled in common shares of the Company.
4.	The directors of the Company or any committee of the board of directors of the Company are hereby authorized to grant restricted share units pursuant to the RSU Plan to those eligible to receive restricted share units thereunder.
5.	Notwithstanding that these resolutions be passed by the shareholders of the Company, the adoption of the RSU Plan is conditional upon receipt of final approval of the TSXV, and the board of directors of the Company is hereby authorized and empowered to make any changes to the RSU Plan, if required by the TSX Venture Exchange, or to revoke these resolutions, without any further approval of the shareholders of the Company, at any time if such revocation is considered is considered necessary or desirable to the board of directors.
6.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board currently consists of eight directors: David R. Parkinson (President and Chief Executive Officer), Richard M. Glickman (Chairman of the Board), Marianne Sadar (Chief Scientific Officer), Raymond Andersen (Chief Technical Officer), Gary Sollis, Franklin M. Berger, Scott Requadt and Hugo Beekman.

The Board has adopted the Board Mandate, a copy of which is attached hereto as Schedule C. Pursuant to the Board Mandate, the Board is responsible for the proper stewardship of the Company, and is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, develop the Company’s approach to corporate governance, and assure the integrity of financial reports.

The Company’s approach to corporate governance is set forth below.

The Board assumes responsibility for the stewardship of the Company and the creation of shareholder value. The Board is responsible for, among other things:

(a) adopting a strategic planning process and approving a strategic plan each year which takes into account, among other things, the opportunities and risks of the Company;

(b) reporting to the shareholders of the Company and developing a formal or informal communication policy that includes measures for receiving feedback from the Company’s shareholders;

(c) developing and formalizing the responsibilities for each member of the Board, including the responsibilities of the CEO vis-à-vis corporate objectives;

(d) ensuring that the risk management of ESSA is prudently addressed; and

(e) overseeing succession planning for management.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of ESSA. However, the Board meets at least quarterly and at each meeting there is a review of the business of ESSA. The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board being held to obtain an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance. Since the beginning of ESSA’s most recently completed financial year, the independent directors of the Board held seven meetings with additional in camera sessions following Audit Committee meetings.

The Board is composed of eight directors, three of whom qualify as independent directors under applicable Canadian securities laws. For this purpose, a director is independent if he or she has no direct or indirect “material relationship” with ESSA. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company.

Of the directors, Richard Glickman (Chair of the Board), Gary Sollis and Franklin M. Berger are considered independent. The following five directors are not considered independent: (i) David R. Parkinson, President and Chief Executive Officer of the Company; (ii) Marianne Sadar, Chief Scientific Officer of the Company; (iii) Raymond Andersen, Secretary and Chief Technical Officer of the Company; (iv) Scott Requadt; and (v) Hugo Beekman. The Board has determined that Scott Requadt is not considered independent due to his relationship with Clarus and the nomination rights granted to Clarus in relation to certain transactions involving the Company. The Board has determined that Hugo Beekman is not considered independent due to his relationship with Omega and the nomination right granted to Omega in relation to certain transactions involving the Company. For further information see heading “Voting Securities and Principal Holders of Voting Securities.”

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board. The Company encourages the independent judgment of the independent directors by providing direct access to the Company’s auditor and external consultants. The Chairman facilitates in camera sessions at Board and Audit Committee meetings.

Composition of the Board is such that the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

Directorships

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Richard Glickman	Cardiome Pharma Corp. Aurinia Pharmaceuticals Corp.	TSX, Nasdaq TSX
Franklin M. Berger	Five Prime Therapeutics, Inc. Immune Design Corp. Proteostasis Therapeutics, Inc. Bellus Health, Inc. Tocagen Inc.	Nasdaq Nasdaq Nasdaq TSX Nasdaq
David R. Parkinson	CTI Biopharma Corporation	Nasdaq
	3SBio Inc. Tocagen Inc.	HKG / SEHK Nasdaq
Scott Requadt	VBI Vaccines, Inc.	Nasdaq

Director Attendance at Board Meetings

The directors’ attendance at Board, Audit Committee and Compensation Committee meetings since the beginning of ESSA’s most recently completed financial year is set forth in the table below.

Director	Attendance at Board Meetings	Attendance at Audit Committee Meetings	Attendance at Compensation Committee Meetings
Dr. David R. Parkinson	7/7	N/A	N/A
Richard M. Glickman	6/7	5/6	3/3
Dr. Marianne Sadar	7/7	N/A	N/A
Dr. Raymond Andersen	7/7	N/A	N/A
Gary Sollis	7/7	6/6	3/3
Franklin M. Berger	7/7	6/6	N/A
Scott Requadt	7/7	N/A	3/3
Hugo Beekman(1)	1/7	N/A	N/A

Note:

(1)       Mr. Beekman was appointed to the Board on January 16, 2018.

No Corporate Governance and Nomination Committee meetings have been held since the beginning of the ESSA’s most recently completed financial year.

Position Descriptions

The Board has not developed a written position description for the CEO, the Chairman of the Board and the chairs of each of the committees of the Board. Given the size of the Company, the Board does not feel that it is necessary at this time to formalize such position descriptions. Guidance is generally provided through reference to industry norms, past practice and relying upon the provisions of the constating documents of the Company and the statutory and common law. The CEO is principally responsible for overseeing the operations and affairs of the Company, including strategic organizational and financial management, business development, regulatory compliance, and clinical development. The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. With respect to the chairs of each of the committees of the Board, it is currently the Board’s view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the chair of each committee. The chair of each Board committee is required to ensure the committee meets regularly and performs the duties as set forth in the committee mandate, and reports to the Board on the activities of the committee.

Orientation and Continuing Education

ESSA will provide new directors with copies of relevant financial, technical and other information regarding its research and development programs.

Board members are also encouraged to communicate with management and the Company’s auditor, and to keep themselves current with industry trends and developments. Board members have full access to the Company’s records. The Company will support Board members who wish to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board will from time to time discuss and emphasize the importance of matters relating to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, compliance with laws and the reporting of any illegal or unethical behavior. ESSA has adopted a written code of business conduct and ethics (the “Code”) which may be obtained from the Company’s website at www.essapharma.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the view of the Board that all directors, individually and collectively, should assume responsibility for nominating directors. The Board is responsible for identifying and recommending potential nominees for directorship and senior management. Additionally, the Corporate Governance and Nomination Committee will, in consultation with the CEO, identify and recommend new directors with appropriate skills for the Board. In making its recommendations, the Corporate Governance and Nomination Committee will consider the competencies and skills of the existing directors, the competencies and skills of each new nominee, and the competencies and skills considered necessary for the Board as a whole.

Assessments

The Board and each individual director are regularly assessed on effectiveness and contribution. The assessment considers and takes into account:

•	in the case of the Board, its mandate; and
•	in the case of an individual director, attendance at Board and committee meetings, the competencies and skills each individual director is expected to possess, and experience relevant to the Company at its current stage of development.

For further information, see director nominee considerations under heading “Board Committees”.

Compensation

The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Board’s Compensation Committee (the “Compensation Committee”). The Compensation Committee, in making its recommendations regarding the CEO’s compensation, reviews and considers the Company’s corporate goals and objectives as well as performance.

For further information, see heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.

Board Committees

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit Committee (the “Audit Committee”), the Compensation Committee and the Corporate Governance and Nomination Committee (the “Corporate Governance and Nomination Committee”).

The Audit Committee is comprised of Franklin Berger (Chair), Richard Glickman, and Gary Sollis all of whom are “financially literate” as defined in National Instrument 52-110 Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered independent pursuant to NI 52-110, the rules of the Nasdaq and Rule 10A-3 under the 1934 Act. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Election of Directors – Director Biographies”. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the financial management and the Company’s auditor. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the Board. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Annual Report on Form 20-F dated December 11, 2017, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and in the Company’s Audit Committee Charter set out therein, under the heading “Directors, Senior Management and Employees – C. Board Practices – Audit Committee – Audit Committee Charter”.

The Compensation Committee is composed of Scott Requadt (Chair), Richard Glickman, and Gary Sollis. Other than Scott Requadt, each member of the Compensation Committee is considered independent pursuant to NI 52-110 and the rules of the Nasdaq. See heading “Election of Directors - Director Biographies” above for a description of the education and experience of each of the members of the Compensation Committee that is relevant to their performance as a Compensation Committee member. Each of the members of the Compensation Committee is familiar with designing and reviewing executive compensation packages through his roles within those companies described under the heading “Election of Directors – Director Biographies”. The Compensation Committee determines compensation levels with reference to third party compensation surveys and other comparable information, to ensure an objective process is taken in determining such compensation levels. For further information on the Compensation Committee, see the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.

The Corporate Governance and Nomination Committee is composed of Gary Sollis (Chair), Scott Requadt, and Franklin Berger. Other than Scott Requadt, each member of the Corporate Governance and Nomination Committee is considered independent pursuant to NI 52-110 and the rules of the Nasdaq. See heading “Election of Directors - Director Biographies” above for a description and experience of each of the members of the Corporate Governance and Nomination Committee that is relevant to their performance as a Corporate Governance and Nomination Committee member. The Corporate Governance and Nomination Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices.

The Corporate Governance and Nomination Committee will, in consultation with the CEO, identify and recommend new directors with appropriate skills for the Board. In making its recommendations, the Corporate Governance and Nomination Committee will consider the competencies and skills of the existing directors, the competencies and skills of each new nominee, and the competencies and skills considered necessary for the Board as a whole. The Nomination Policy ensures that ESSA identifies nominees for the Board in compliance with applicable securities laws and regulations and exchange requirements.

Director nominees will be recommended for the Board’s selection by a minimum of two independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate. The term “independent director” has the meaning given to such term in the listing standards of the Nasdaq. In making nominee recommendations, such independent directors will consider:

(a)	the competencies and skills considered necessary for the Board as a whole to possess;
(b)	the competencies and skills that each existing director possesses;
(c)	the competencies and skills each new nominee will bring to the Board; and
(d)	whether the nominee will be an independent director.

In addition, such independent directors will consider whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Other Board Committees

The Board has from time to time designated, and may in the future designate, ad-hoc committees to assist in the discharge of its responsibilities. During the financial year ended September 30, 2017, the Company designated an ad-hoc finance committee, composed of Richard Glickman, Scott Requadt, Franklin M. Berger, Gary Sollis, and David R. Parkinson, to provide direction to the Company on financing options.

Director Term Limits

The Company has not adopted term limits for directors on the Board. It is the Company’s view that the membership of its Board, including the retirement of directors, is best assessed by the Board in consideration of a variety of factors, including individual director performance, the existing mix of skills and experience of the members of the Board. The Company believes that the implementation of term limits could require directors to retire, even when doing so would not be in the best interests of the Company, taking into account the overall composition of the Board and a particular director’s skills and experience.

Gender Diversity

The Board of directors has adopted a written policy relating to the gender diversity of its directors and executive officers. The Company values diversity of view, experience, skillset, gender and ethnicity as it believes this results in better leadership and decision making for its business. Pursuant to such policy, gender diversity is one factor that is taken into account in identifying and selecting Board members and in considering the hiring, promotion and appointment of executive officers. The Company does not have specific targets respecting representation on its Board or in executive officer positions based on any particular personal experience or characteristic, including gender. Instead, the Company focuses on choosing the most appropriate candidate for the position, having regard to the experience, skillset, gender, ethnicity and other personal characteristics of both the candidate and, as applicable, the Board and executive team as a whole. In conducting its search processes for Board and executive officer appointments, the Company will review the extent to which its current appointees reflect gender diversity, and in assessing the appropriateness of candidates for those appointments, will consider the desirability of an increased level of representation of females relative to the level attained as at the date of the gender diversity policy. The Board will consider the Company’s progress towards achieving the objectives of the gender diversity policy, as well as the effectiveness of the policy, in connection with its continuing mandate to consider the composition of the Board. Marianne Sadar is currently the only female on the Board and the only female executive officer, representing 12.5% of the Company’s directors and 20% of the executive officers.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 – Statement of Executive Compensation:

(a)	the CEO of ESSA or any person that acted in a similar capacity during the most recently completed fiscal year;
(b)	the Chief Financial Officer (the “CFO”) of ESSA or any person that acted in a similar capacity during the most recently completed fiscal year;
(c)	each of the three most highly compensated executive officers of ESSA, including its subsidiary, ESSA Pharmaceuticals Corp., other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than C$150,000 per year; and
(d)	any additional individuals for whom disclosure would have been provided under paragraph (c) except that the individual was not serving as an executive officer of ESSA at the end of the most recently completed financial year.

Each of Dr. David R. Parkinson, the President and CEO of the Company, David Wood, CFO, Dr. Frank Perabo, former Executive Vice President of Clinical Development and Chief Medical Officer (“EVP & CMO”), Peter Virsik, Executive Vice President and Chief Operating Officer (“EVP & COO”), Dr. Paul Cossum, former Executive Vice President of Research and Development (“EVP of R&D”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is or was an NEO of the Company during the fiscal year ended September 30, 2017 for purposes of this disclosure.

Summary of Compensation

The following table sets forth all annual and long-term compensation for services paid to or earned by the named executive officers for the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive Plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)(2)	Long-term incentive plans ($)
Dr. David R. Parkinson(3) CEO, President Appointed January 7, 2016	2017 2016 2015	436,450 329,532 3,000	n/a n/a n/a	527,526 707,120 204,483	nil nil nil	n/a n/a n/a	n/a n/a n/a	nil nil n/a	963,976 1,036,652 207,483
David Wood CFO	2017 2016 2015	227,761(4) 198,477(4) 197,668(4)	n/a n/a n/a	9,953 70,218 90,960	nil 25,539(4) 30,769(4)	n/a n/a n/a	n/a n/a n/a	nil nil nil	237,714 294,234 319,397
Dr. Frank Perabo Former EVP & CMO Resigned January 31, 2018	2017 2016 2015	445,179 434,300 215,000	n/a n/a n/a	39,981 112,791 338,210	nil 25,000 nil	n/a n/a n/a	n/a n/a n/a	nil nil nil	485,160 572,091 553,210
Peter Virsik EVP & COO Appointed August 1, 2016	2017 2016 2015	365,000 60,833 n/a	n/a n/a n/a	210,714 32,991 n/a	nil nil n/a	n/a n/a n/a	n/a n/a n/a	nil nil n/a	575,714 93,824 n/a
Dr. Paul Cossum Former EVP of R&D Deceased July 2017	2017 2016 2015	229,194 282,800 140,000	n/a n/a n/a	nil 26,435 216,748	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	nil nil nil	229,194 309,235 356,748
Dr. Marianne Sadar CSO and Director	2017 2016 2015	nil nil nil	n/a n/a n/a	nil nil 2,325	51,855(4) 141,749(4) 16,366(4)	n/a n/a n/a	n/a n/a n/a	135,594(4)(5) 136,072(4)(5) 122,742(4)(5)	187,449 277,821 141,433

Notes:
(1)	Option-based awards represent the vesting of stock options granted in the current and previous years under the Existing Option Plan. The Company’s stock options are denominated in Canadian dollars and are converted at fair value to US dollars at the respective historical rates on grant date. The fair value of the stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. This approach is consistent with the majority of companies in our industries and is sensitive to the assumptions used. Under this method, the weighted average fair value of stock options granted to the NEOs in 2017 was $nil (2016 – C$2.71, 2015 – C$3.36) using the following assumptions:

	2017	2016	2015
Annual dividends per share	n/a	0%	0%
Expected stock price volatility	n/a	72.93%	79.26%
Risk-free interest rate	n/a	0.63%	1.52%
Expected life of options (in years)	n/a	3.58	3.36

(2)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years. These bonuses were payable by their terms at the discretion of the Board.
(3)	Dr. David R. Parkinson was appointed to the Board of Directors on June 24, 2015, and as CEO and President on January 7, 2016. He earned $3,000, $14,750 and $nil in directors’ fees and $204,483, $707,120 and $527,526 in option-based awards in 2015, 2016 and 2017, respectively.
(4)	These amounts were incurred in Canadian dollars and converted at the average rates of exchange for the respective fiscal years: 2017 – 0.7627; 2016 – 0.7546; 2015 – 0.8205;
(5)	Dr. Marianne Sadar has a consulting agreement with the Company, pursuant to which she was paid a monthly fee of C$15,000.

Compensation Discussion and Analysis

Performance Graph

The following table and graph compare the cumulative total shareholder return on C$100 invested in Common Shares of the Company with C$100 invested in the S&P/TSX Composite Index from January 27, 2015 (the day the Common Shares were listed on the TSXV) to September 30, 2017 (the Company’s most recent financial year end). All dollar amounts are reflected in Canadian dollars.

Date	January 27, 2015	September 30, 2015	September 30, 2016	September 30, 2017
ESSA	C$100	C$194.12	C$84.71	C$8.47
S&P/TSX Composite Index	C$100	C$87.41	C$98.48	C$104.13

The trend in overall compensation paid to the NEOs over the past three years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component of the Company’s Executive Compensation Program (as defined below) and strategy.

Compensation Committee

The Compensation Committee is comprised of Scott Requadt (Chair), Richard Glickman and Gary Sollis. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors – Director Biographies” above. The Compensation Committee:

•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;

•	reviews the recommendations of the CEO regarding:
•	compensation of the senior executive officers of the Company that report to the CEO;
•	the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate; and
•	significant changes in Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel;
•	recommends the issuance of stock options to employees, consultants, and directors which the Board then decides whether to approve; and
•	reviews overall compensation programs.

Factors that are taken into consideration when making compensation decisions include:

•	the financial resources available or expected to be available to the Company;
•	comparative compensations levels for companies of ESSA’s size in the biopharmaceutical industry;
•	the capabilities of individual contributors to the Company’s success;
•	the reasonable compensation expectations of the individual contributor; and
•	relative equity with other ESSA contributors.

Compensation Discussion and Analysis

ESSA’s compensation philosophy for NEOs is focused on its belief that capable and qualified employees are critical to the Company’s success. Therefore, its compensation plan is designed to attract the very best individuals in each expertise arena and to use salaries and long term incentive compensation in the form of stock options or other suitable long-term incentives to attract and retain such employees. In making its determinations regarding the various elements of executive stock option grants, ESSA will seek to meet the following objectives:

(a) to attract, retain and motivate talented executives who create and sustain ESSA’s continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions;

(b) to align the interests of the ESSA’s NEOs with the interests of shareholders of ESSA; and

(c) to incent extraordinary performance from the Company’s key employees.

Elements of Compensation

Base Salary – The base salary review of any NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the Company’s most recently completed financial year were:

NEO	BASE SALARY
Dr. David R. Parkinson (CEO)	$438,600/year
David Wood (CFO)	$230,000/year
Peter Virsik (EVP & COO)	$365,000/year
Dr. Frank Perabo (EVP & CMO)	$447,372/year
Dr. Paul Cossum (EVP of R&D)	$291,312/year
Dr. Marianne Sadar (CSO)	C$180,000/year

Performance-Based Cash Bonuses – Cash bonuses are not a normal part of ESSA’s executive compensation. However, the Company may elect to utilize such incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated development stage life-sciences companies or any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

The bonuses available to the NEOs as of September 30, 2017 were:

NEO	BONUS PAYABLE
Dr. David R. Parkinson (CEO)	Up to 50% of Base Salary
David Wood (CFO)	Up to 30% of Base Salary
Peter Virsik (EVP & COO)	Up to 40% of Base Salary
Dr. Frank Perabo (EVP & CMO)	Nil
Dr. Marianne Sadar (CSO)	C$10,000 per provisional patent application filed, C$10,000 per publication completed

Up to the date of this Circular, the Company has generally relied on a flexible and informal approach to executive compensation.

Stock Options – Options are a key compensation element for companies such as ESSA. Given that many of the most capable employees in ESSA’s industry work for pharmaceutical companies who can offer attractive cash and bonus compensation and a high level of employment security, Options to purchase Common Shares of ESSA, governed by the Company’s stock option plan represent a compensation element that balances the loss of employment security that such employees must accept when moving to a small development-stage company like ESSA. Options are also an important component of aligning the objectives of ESSA employees with those of shareholders. ESSA has issued significant Options positions to senior employees and lesser amounts to lower-level employees. The precise amount of Options offered was and continues to be governed by the importance of the role within ESSA, by the competitive environment within which ESSA operates, by the regulatory limits on stock option grants that cover organizations such as ESSA, and by previous Options granted, if applicable. This reflects ESSA’s commitment to attracting and retaining world-level expertise to the Company. The Options granted to the Company’s NEOs as of the Company’s most recently completed financial year are as follows:

NEO	OPTIONS
Dr. David R. Parkinson (CEO)	50,000 Options (C$14.90 exercise price per Common Share, expiring June 23, 2025) and 600,000 Options (C$6.25 exercise price per Common Share, expiring January 12, 2021)
David Wood (CFO)	75,000 Options (C$0.80 exercise price per Common Share, expiring October 1, 2018) and 200,000 Options (C$2.00 exercise price per Common Share, expiring July 30, 2019)
Peter Virsik (EVP & COO)	290,000 Options (C$3.49 exercise price per Common Share, expiring August 9, 2021)
Dr. Frank Perabo (EVP & CMO)	450,000 Options (C$2.00 exercise price per Common Share, expiring September 8, 2019)
Dr. Paul Cossum (EVP of R&D)	400,000 Options (C$2.00 exercise price per Common Share, expiring April 14, 2019)
Dr. Marianne Sadar (CSO)	300,000 Options (C$0.80 exercise price per Common Share, expiring January 31, 2018)

Compensation-Related Actions Subsequent to Most Recently Completed Financial Year

Following the Company’s most recently completed financial year, the Company adopted the New Option Plan, which is subject to shareholder approval at the Meeting, and which is described in further detail under the heading “Approval of Stock Option Plan” above. In addition, the Company re-granted and repriced, and extended the expiry dates of the Options held by certain Option holders, including NEOs Dr. Parkinson, Mr. Wood, Mr. Virsik, Dr. Perabo, and Dr. Sadar, as further set out under the heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates” above. In addition, the Company granted additional Options to certain persons, including Dr. Parkinson, Mr. Wood, Mr. Virsik, Dr. Perabo, and Dr. Sadar, as further set out under the heading “Ratification of Stock Option Grants” above. The re-granted Options and the newly-granted Options cannot be exercised by their respective holders until, among other things, the Company obtains disinterested shareholder approval of the Repricing Resolution and the Option Grant Resolution, respectively, at the Meeting. Provided that the Repricing Resolution and the Option Grant Resolution are passed by way of disinterested shareholder approval at the Meeting, and the Company obtains all the necessary exchange and regulatory consents (including consent of the TSXV) and satisfies all other applicable regulatory and exchange requirements, Options granted to the Company’s NEOs will be as follows (on a pre-Consolidation basis):

NEO	OPTIONS
Dr. David R. Parkinson (CEO)

600,000 Options (US$0.20 exercise price per Common Share, expiring January 12, 2026), 50,000

Options (US$0.20 exercise price per Common Share, expiring June 23, 2025) and 4,700,000

Options (US$0.20  exercise price per Common Share, expiring February 21, 2028)

David Wood (CFO)

75,000 Options (C$0.245  exercise price per Common Share, expiring October 1, 2023), 200,000

Options (C$0.245  exercise price per Common Share, expiring July 30, 2024) and 1,325,000

Options (C$0.245  exercise price per Common Share, expiring February 21, 2028)

Peter Virsik (EVP & COO)	290,000 Options (US$0.20 exercise price per Common Share, expiring August 9, 2026) and 3,460,000 Options (US$0.20 exercise price per Common Share, expiring February 21, 2028)
Dr. Frank Perabo (EVP & CMO)	160,000 Options (US$0.20 exercise price per Common Share, expiring September 8, 2024)
Dr. Paul Cossum (EVP of R&D)	400,000 Options (C$2.00 exercise price per Common Share, expiring April 14, 2019)
Dr. Marianne Sadar (CSO)	1,600,000 Options (C$0.245 exercise price per Common Share, expiring February 21, 2028)

In addition, subsequent to the Company’s most recently completed financial year, the Board adopted the RSU Plan for the benefit of the Company’s directors, officers, employees and consultants, on February 21, 2018. The RSU Plan has been established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Company. The Board intends to use RSUs issued under the RSU Plan, as well as the Options issued under the New Option Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of holders there with those of the shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced persons by rewarding those individuals who make a long term commitment. The RSU Plan is subject to the approval by a majority of the Company’s disinterested shareholders at the Meeting. For additional information regarding the RSU Plan and the RSU Plan Resolution, please see “Approval of RSU Plan” above.

Compensation Risks

The Board has an active role in risk oversight regarding the Company’s compensation policies and practices. In making its compensation-related decisions, the Board considers all factors related to an executive’s performance and carefully reviews and considers the Company’s compensation policy and the risks implicitly or explicitly connected to such compensation-related decisions. These risks include the risks associated with employing executives who are not world-class in their capabilities and experience, the risk of losing capable but under-compensated executives, and the financial risks connected to the Company’s operations, of which executive compensation is an important part.

In adopting the compensation philosophy described above, the principal risks identified by ESSA are:

•	that the Company will be forced to raise additional funding (causing dilution to shareholders) in order to attract and retain the calibre of executive employees that it seeks; and
•	that the Company will have insufficient funding to achieve its objectives.

After careful consideration of these risks, the Board has adopted the compensation policy described above.

Directors and NEOs are prohibited from directly or indirectly entering into short sales or buying or selling a call or put in respect of the Company’s securities. In addition, directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) designed to hedge or offset a decrease in the market value of ESSA’s equity securities granted as compensation or held, directly or indirectly, by the director or NEO.

NEO Compensation

As of September 30, 2017, ESSA had five NEOs: Dr. David R. Parkinson, President and CEO of the Company, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, EVP & CMO, and Dr. Marianne Sadar, CSO.

Defined Benefits Plans

ESSA currently does not have a defined benefits pension plan.

Defined Contribution Plans

ESSA currently does not have a defined contribution plan.

Deferred Compensation Plans

ESSA currently does not have a deferred compensation plan.

Termination and Change of Control Benefits

Except as described below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or its subsidiary or a change in a NEO’s responsibilities (excluding perquisites and other personal benefits if the aggregate of this compensation is less than C$50,000).

The Company has entered into employment agreements with certain NEOs, which provide for certain rights upon termination of employment or a change of control of ESSA. ESSA believes that these provisions of the NEO employment agreements are reasonable in the context of similar-sized biopharmaceutical companies. The Company expects to offer similar provisions to executive-level employees in the future.

Specific termination and change-of-control provisions of each NEO include:

For Dr. David R. Parkinson:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2017, he would have received $219,300. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $657,900.
•	Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Circular, Dr. Parkinson held 650,000 Options, which had a value of C$nil based on the TSX closing price of C$0.37 per Common Share as at September 29, 2017.

For David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2017, whether or not the termination was caused by a change of control event, he would have received up to $230,000.
•	Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Circular, Mr. Wood held 275,000 Options, which had a value of C$nil based on the TSX closing price of C$0.37 per Common Share as at September 29, 2017.

For Dr. Frank Perabo:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Perabo been terminated without cause on September 30, 2017, he would have received $447,372. If there is a change of control, and continuing employment is not offered, Dr. Perabo will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Circular, Dr. Perabo held 450,000 Options, which had a value of C$nil based on the TSX closing price of C$0.37 per Common Share as at September 29, 2017.

For Mr. Peter Virsik:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2017, he would have received $182,500. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $547,500.
•	Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Circular, Mr. Virsik held 290,000 Options, which had a value of C$nil based on the TSX closing price of C$0.37 per Common Share as at September 29, 2017.

For Dr. Marianne Sadar:

•	None

Outstanding Option-Based and Share-Based Awards

The following table discloses the particulars of each NEO for awards outstanding at the end of the financial period ended on September 30, 2017.

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. David R. Parkinson (CEO)	50,000 600,000	11.94 5.01	June 23, 2025 January 12, 2021	nil nil	N/A	N/A	N/A
David Wood (CFO)	75,000 200,000	0.64 1.60	October 1, 2018 July 30, 2019	nil nil	N/A	N/A	N/A
Peter Virsik (EVP & CMO)	290,000	2.80	August 9, 2021	nil	N/A	N/A	N/A
Dr. Frank Perabo (EVP & CMO)(3)	450,000	1.60	September 8, 2019	nil	N/A	N/A	N/A
Dr. Paul Cossum (EVP of R&D)(4)	400,000	1.60	April 14, 2019	nil	N/A	N/A	N/A
Dr. Marianne Sadar (CSO)	300,000	0.64	January 31, 2018	nil	N/A	N/A	N/A

Notes:

(1)	The Company’s Options are granted based on exercise price in Canadian dollars; such amount has been converted to US dollars using the closing exchange rate of 0.8013 as of September 29, 2017.
(2)	Based on a closing share price of $0.29 on the Nasdaq as of September 29, 2017.
(3)	Dr. Perabo resigned from his role as Chief Medical Officer of the Company effective January 31, 2018.
(4)	Deceased July 2017.

The Company did not reprice downward any options during its financial year ended September 30, 2017. However, subsequent to the most recently completed financial year, by directors’ resolution effective February 21, 2018, the Board resolved that, subject to approval of the TSXV and the Company’s shareholders by way of disinterested shareholder approval at the Meeting, that the existing outstanding Options held by certain persons (including Dr. Parkinson, Mr. Wood, Mr. Virsik, Dr. Perabo, and Dr. Sadar) be cancelled and replaced by an aggregate of up to 1,667,000 Options, and that the expiry date thereof be extended as further set out under the heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates”. The Company also granted additional Options to certain directors, officers, employees and consultants of the Company (including Dr. Parkinson, Mr. Wood, Mr. Virsik, Dr. Perabo, and Dr. Sadar), as further set out under the heading “Ratification of Stock Option Grants” above; however, such Options cannot be exercised by their respective holders until, among other things, the Company obtains disinterested shareholder approval of the Option Grant Resolution at the Meeting.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each of the NEOs, the value of option-based awards and share-based awards which vested or were earned during the financial period ended September 30, 2017.

Name and principal position	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dr. David R. Parkinson (CEO)	527,526	N/A	N/A
David Wood (CFO)	9,953	N/A	N/A
Peter Virsik (EVP & COO)	210,714	N/A	N/A
Dr. Frank Perabo (EVP & CMO)	39,981	N/A	N/A
Dr. Paul Cossum (EVP of R&D)	nil	N/A	N/A
Dr. Marianne Sadar (CSO)	nil	N/A	N/A

Director Compensation

On January 1, 2015, ESSA adopted a compensation plan for independent members of the Board. Pursuant to this compensation plan, both cash payments and Options are offered to independent directors. Each independent director will receive a retainer of $25,000 per annum. In addition, the Chairman of the Board will receive a premium of $25,000 per annum and the Chair of each sub-committee will receive a premium of $10,000 per annum. Independent directors will also be paid a cash fee of $1,500 per in-person meeting, and $1,000 per teleconference meeting, $1,000 per sub-committee meeting, and receive an Option grant of 50,000 Options, with 20,000 Options vesting upon appointment to the Board, 15,000 vesting on the first anniversary of the grant and the remainder vesting on the second anniversary of the grant. Directors who are ESSA’s officers, employees or consultants will receive no compensation under the terms of this compensation plan. Compensation of non-independent directors is determined by the Board, which may receive input from the Compensation Committee with respect to such compensation. Scott Requadt is not considered to be independent due to his affiliations with Clarus, a significant shareholder of the Company with certain Board nomination rights. Hugo Beekman, who was appointed to the Board on January 16, 2018, is not an independent director due to his affiliations with Omega, a significant shareholder of the Company with certain Board nomination rights.

Summary of Compensation

As at September 30, 2017, the end of the Company’s last fiscal year, non-NEO directors held 545,000 Options in the Company, granted in prior years, resulting in $14,068 vested or earned in the year ended September 30, 2017. The following table sets forth all annual and long-term compensation for services paid to or earned by the non-NEO directors for the three most recently completed financial years.

Name and Principal Position(1)	Year	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive Plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term incentive plans ($)
Richard Glickman Chairman	2017 2016 2015	58,000 71,500 55,248	n/a n/a n/a	1,914 5,669 11,648	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	59,914 77,169 66,896
Gary Sollis Corporate Governance and Nomination Committee Chair	2017 2016 2015	45,500 56,500 41,725	n/a n/a n/a	3,146 9,178 18,492	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	48,646 65,678 60,217
Franklin Berger Audit Committee Chair	2017 2016 2015	45,500 54,500 32,082	n/a n/a n/a	9,008 39,104 94,460	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	54,508 93,604 126,542
Scott Requadt Compensation Committee Chair	2017 2016 2015	42,500 nil n/a	n/a n/a n/a	nil nil n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	42,500 nil n/a
Raymond Andersen Director	2017 2016 2015	n/a n/a n/a	n/a n/a n/a	nil nil 2,331	n/a n/a n/a	11,966(3) 44,935(3) 8,205(3)	n/a n/a n/a	85,327(3)(4) 83,005(3)(4) 98,460(3)(4)	97,293 127,940 108,996
Hugo Beekman(5) Director	2017 2016 2015	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a

Notes:
(1)	The relevant disclosure regarding Dr. David R. Parkinson’s compensation received as a director of the Company is set out in the table under the heading “Statement of Executive Compensation – Summary of Compensation”.
(2)	Option-based awards represent the vesting of stock options granted in the current and previous years under the Existing Option Plan. The Company’s stock options are denominated in Canadian dollars and are converted at fair value to US dollars at the respective historical rates on grant date. The fair value of the stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. This approach is consistent with the majority of companies in our industries and is sensitive to the assumptions used. Under this method, the weighted average fair value of stock options granted to the non-management directors in 2017 was nil (2016 – nil, 2015 – C$3.51) using the following assumptions:

	2017	2016	2015
Annual dividends per share	n/a	n/a	0%
Expected stock price volatility	n/a	n/a	78.28%
Risk-free interest rate	n/a	n/a	0.95%
Expected life of options (in years)	n/a	n/a	5.45

(3)	These amounts were incurred in Canadian dollars and converted at the average rates of exchange for the respective fiscal years: 2017 – 0.7627; 2016 – 0.7546; 2015 – 0.8205;
(4)	Dr. Raymond Andersen has a consulting agreement with the Company, pursuant to which he was paid a monthly fee of C$10,000.
(5)	Mr. Beekman was appointed as a director of the Company on January 16, 2018.

Incentive Plan Awards Outstanding

The following table discloses the particulars of each non-NEO director for awards outstanding at the end of the financial period ended on September 30, 2017.

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Richard Glickman	75,000	0.64	May 20, 2019	nil	N/A	N/A	N/A
Gary Sollis	120,000	0.64	May 20, 2019	nil	N/A	N/A	N/A
Franklin Berger	50,000	4.29	March 3, 2025	nil	N/A	N/A	N/A
Scott Requadt	nil	N/A	N/A	N/A	N/A	N/A	N/A
Raymond Andersen	300,000	0.64	January 31, 2018	nil	N/A	N/A	N/A
Hugo Beekman(3)	nil	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The Company’s Options are granted based on exercise price in Canadian dollars; such amount has been converted to US dollars using the closing exchange rate of 0.8013 as of September 29, 2017.
(2)	Based on a closing share price of $0.29 on the Nasdaq as of September 29, 2017.
(3)	Mr. Beekman was appointed as a director of the Company on January 16, 2018.

The Company did not reprice downward any options during its financial year ended September 30, 2017. However, subsequent to the most recently completed financial year, by directors’ resolution effective February 21, 2018, the Board resolved that, subject to approval of the TSXV and the Company’s shareholders by way of disinterested shareholder approval at the Meeting, that the existing outstanding Options held by certain persons (including Dr. Glickman, Mr. Sollis, Mr. Berger, and Dr. Andersen) be cancelled and replaced by an aggregate of up to 1,667,000 Options, and that the expiry date thereof be extended as further set out under the heading “Approval of Stock Option Re-Grant and Repricing, and Extension of Expiry Dates”. The Company also granted additional Options to certain directors, officers, employees and consultants of the Company (including Dr. Glickman, Mr. Sollis, Mr. Berger, Mr. Requadt, Mr. Beekman, and Dr. Andersen), as further set out under the heading “Ratification of Stock Option Grants” above; however, such Options cannot be exercised by their respective holders until, among other things, the Company obtains disinterested shareholder approval of the Option Grant Resolution at the Meeting.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each of the non-NEO directors, the value of option-based awards and share-based awards which vested or were earned during the financial period ended September 30, 2017.

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard Glickman	1,914	N/A	N/A
Gary Sollis	3,146	N/A	N/A
Franklin Berger	9,008	N/A	N/A
Scott Requadt	Nil	N/A	N/A
Raymond Andersen	Nil	N/A	N/A
Hugo Beekman(1)	Nil	N/A	N/A

Notes:

(1)	Mr. Beekman was appointed as a director of the Company on January 16, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The shareholders of the Company approved the Company’s stock option plan at the annual and special general meeting of shareholders held on May 21, 2015. On January 12, 2016, the Board approved an amendment to the Company’s stock option plan to increase the maximum number of Common Shares that may be reserved and available for issuance upon exercise of Options issuable by 500,000 Common Shares, in order to provide for a grant of Options to Dr. David R. Parkinson in connection with the appointment of Dr. Parkinson as the President and Chief Executive Officer of the Company. On March 10, 2016, the shareholders of the Company ratified the stock option grant to Dr. David R. Parkinson and approved an amendment and restatement of the Company’s stock option plan. Such amendments: (i) increased the maximum number of Common Shares reserved and available for issuance upon exercise of Options under the stock option plan to 5,000,000 Common Shares and removed the rolling number (equal to 15% of the issued and outstanding Common Shares) in respect of the maximum number of Common Shares that may be reserved and available for issuance under the prior stock option plan; (ii) replaced all provisions in the prior stock option plan that provided for the grant of Options in respect of an issuer whose Common Shares were listed on the TSXV (which were superseded by provisions designed to comply with the requirements of the TSX (the “TSX Provisions”) at the time of listing of the Common Shares on the TSX) with the TSX Provisions; (iii) provide that where an optionee’s position as an employee, consultant, officer or director of the Company terminates other than for just cause, disability or death, then any options held by such optionee that have not vested on the termination date will terminate on such date, and any options that have vested on the termination will terminate 90 days after such date; and (iv) made minor changes of a “housekeeping” nature. On February 2, 2017, the Board approved an amendment to the Company’s stock option plan to: (i) amend the maximum number of Common Shares that may be reserved and available for issuance upon exercise of Options, from 5,000,000 Common Shares to a greater of (a) 5,000,000 Common Shares and (b) a rolling number equal to 15% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the relevant time; (ii) provide a replenishment feature such that, following the exercise of any Options under the stock option plan (as well as expiration, cancellation or other termination thereof), the number of Common Shares equal to the number of Options or rights so exercised (as well as expired, cancelled or terminated, as applicable) shall immediately and automatically become available for issuance in respect of the Options that may be subsequently granted under the stock option plan; (iii) amend the various provisions pertaining to the exercise period, terms and termination of Options, such that in the event that an exercise period of an Option is terminated (or, in other words, the expiry date of an Option occurs) during a Blackout Period, such exercise period (or expiry date) will be extended to the date that is ten business days following the end of such Blackout Period, and to address the scenario where an additional Blackout Period is imposed during an Extension Period, in which case the Extension Period will be deemed to commence following the end of such additional Blackout Period to enable the exercise of the applicable Option within ten business days following the end of the last imposed Blackout Period; (iv) provide a prohibition on the granting of Options following March 8, 2027 unless the shareholders of the Company shall have approved the extension of such date (provided that, in the event that the shareholders of the Company do not approve the extension of such date by March 8, 2027, the terms and conditions of any Option awarded prior to March 8, 2027 shall not be altered, and any right of any optionee pursuant to any Option awarded prior to March 8, 2027 shall not be impaired and shall continue to be governed by the provisions of the stock option plan); and (v) make minor changes of a “housekeeping” nature. On March 8, 2017, the shareholders ratified and approved these amendments to the stock option plan. On February 21, 2018, the Board approved the New Option Plan, in connection with the transfer of ESSA’s Common Shares from the TSX to the TSXV. The New Option Plan is intended to serve as the successor to the Existing Option Plan, and to replace the Existing Option Plan in its entirety (other than with respect to Options granted prior to February 28, 2017). The New Option Plan is subject to approval from the Company’s shareholders by way of an ordinary resolution to be passed at the Meeting, and acceptance by the TSXV. For a detailed description of the provisions of the New Option Plan, please see “Approval of Stock Option Plan” above.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options (as at September 30, 2017)	Weighted-average exercise price of outstanding options (as at September 30, 2017)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at September 30, 2017)
Equity compensation plans approved by securityholders(1)	3,717,519(2)	C$2.78	1,282,481(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,717,519(2)	C$2.78	1,282,481(3)

Notes:

(1)	The Existing Option Plan, after giving effect to the amendments approved by shareholders on March 8, 2017, provides that the maximum number of Common Shares to be acquired pursuant to Options granted under the Existing Option Plan is a greater of (i) 5,000,000 Common Shares and (ii) a rolling number equal to 15% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the relevant time. The Existing Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders.
(2)	This number represents 3.2% of the 115,521,889 issued and outstanding Common Shares as of the Record Date.
(3)	This number is derived from subtracting the total number of Options issued and total number of Options exercised pursuant to the Existing Option Plan as at September 30, 2017 from the maximum number of Common Shares to be acquired pursuant to Options granted under the Existing Option Plan.

Particulars of the Existing Option Plan

Administration

The Existing Option Plan is administered by the Board, or by the Compensation Committee, in accordance with such terms and conditions as the Board may prescribe. ESSA’s administration of the Existing Option Plan is consistent, and will comply, with the policies and rules of the stock exchanges on which the Common Shares are listed, and the stock exchanges on which the Common Shares may be listed in the future. The following is a brief description of the material provisions of the Existing Option Plan.

Eligibility Under the Existing Option Plan

Persons eligible to participate under the Existing Option Plan include any person who is a bona fide director, officer, employee or consultant (each an “Eligible Participant”) and also includes a company, 100% of the share capital of which is beneficially owned by one or more Eligible Participants.

Common Shares Issuable Under the Existing Option Plan

The Existing Option Plan provides that the maximum number of Common Shares that may be reserved and available for issuance upon exercise of Options, is a greater of (i) 5,000,000 Common Shares and (ii) a rolling number equal to 15% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the relevant time. In addition, the Existing Option Plan provides a replenishment feature such that, following the exercise of any Options under the Existing Option Plan (as well as expiration, cancellation or other termination thereof), the number of Common Shares equal to the number of Options or rights so exercised (as well as expired, cancelled or terminated, as applicable) shall immediately and automatically become available for issuance in respect of the Options that may be subsequently granted under the Existing Option Plan.

Restrictions on Option Grants

The number of Common Shares reserved for issuance to any one person pursuant to Options granted under the Existing Option Plan within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares, being 5,776,094 Common Shares as at the date hereof, with the exception of a consultant, who may not receive grants of more than 2% of the issued and outstanding Common Shares, being 2,310,437 Common Shares as at the date hereof, in any 12 month period. In addition, no more than an aggregate of 2% of the issued and outstanding Common Shares may be reserved for issue upon exercise of Options granted to persons employed to conduct investor relations activities at any one time.

The number of Common Shares which may be issuable pursuant to Options granted under the Existing Option Plan (i) to insiders of the Company within any one-year period, and (ii) to insiders of the Company, at any time, under the Existing Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively.

Exercise Price of Options

The exercise price of an Option will be determined by the Board of directors when the Option is granted and shall not be less than the volume weighted average trading price of the securities (calculated by dividing the total value by the total volume of securities traded for the relevant period) on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs for the five trading days immediately preceding the relevant date.

Vesting of Options

Options shall vest as the Board determines, in its discretion.

Term of Options

The Existing Option Plan provides that Options shall expire on the expiration date determined by the Board, and must be exercised, if at all, on or before the expiration date. In no event shall the expiration date be more than ten years after the date of grant provided that, in the event that an exercise period of an Option is terminated (or, in other words, the expiry date of an Option occurs) during a blackout period, such exercise period (or expiry date) will be automatically extended to the date that is ten business days following the end of such blackout period. In addition, the Existing Option Plan contains language to address the scenario where an additional blackout period is imposed during an extension period, in which case the extension period will be deemed to commence following the end of such additional blackout period to enable the exercise of the applicable Option within ten business days following the end of the last imposed blackout period.

Transferability

Options granted under the Existing Option Plan are non-transferable and non-assignable other than by will or the laws of descent and distribution, in limited circumstances, upon the termination of the optionee due to the optionee’s disability, or upon settlement of the Options pursuant to the net settlement provisions of the Existing Option Plan.

Termination of Options

To the extent not earlier exercised or terminated, an Option shall terminate at the earliest of the following dates: (a) the termination date specified for such Option in the Option certificate; (b) where the optionee’s position as an employee, consultant, director or officer is terminated for just cause, the date of such termination for just cause; (c) where the optionee’s position as an employee, consultant, director or officer terminates for a reason other than the optionee’s disability, death, or termination for just cause, on the termination date with respect to the Options that have not vested at such termination date, and 90 days after such date of termination with respect to the Options that have vested as at such termination date, provided that if an optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination; and (d) the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the assignment provisions of the Existing Option Plan.

Term of the Existing Option Plan

The Existing Option Plan prohibits the granting of Options under such plan following March 8, 2027 unless the shareholders of the Company shall have approved the extension of such date; provided that, in the event that the shareholders of the Company do not approve the extension of such date by March 8, 2027, the terms and conditions of any Option awarded prior to March 8, 2027 shall not be altered, and any right of any optionee pursuant to any Option awarded prior to March 8, 2027 shall not be impaired and shall continue to be governed by the provisions of the Existing Option Plan.

Effect of Death, Disability or Retirement of Optionee

If an optionee dies while acting as an employee, consultant, director or officer of the Company or any affiliate of the Company, any Option held by him or her at the date of death will become exercisable by a Qualified Successor. All such Options are exercisable for the period of time expiring on the earlier of: (i) the regular expiration of the Option period in respect thereof, and (ii) one year, provided that in no case shall the exercise period of the Option extend beyond ten years from the award date. Options held by a Qualified Successor will, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

If an optionee is terminated while acting as an employee, consultant, director or officer of the Company or any affiliate of the Company, by reason of such optionee’s disability, any Option held by such optionee that could have been exercised immediately prior to such termination of service will be exercisable by such optionee or by his or her appointed guardian for a period of one year following the termination of service of such optionee. Options exercisable by the optionee’s appointed guardian will, during the period prior to their termination, continue to vest in accordance with the vesting schedule to which such Options are subject.

If an optionee who has ceased to be employed by the Company or any affiliate of the Company by reason of such optionee’s disability dies within 30 days after the termination of such employment, any Option held by such optionee that could have been exercised immediately prior to his or her death will be exercisable by the Qualified Successor. All such Options are exercisable for a period of one year following the death of such Optionee, provided that in no case shall the exercise period of the Option extend beyond five years from the award date. Options held by a Qualified Successor or exercisable by an appointed guardian will, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

If an optionee’s employment with the Company is terminated by reason of deemed retirement, the rights to purchase Common Shares under the Options which have accrued to the optionee and remain unexercised at, or which accrue subsequent to, the date of his or her retirement will remain exercisable by the optionee, (or by the optionee’s legal personal representative(s) if the Optionee dies before the last date of exercise of the applicable Option) for a period of one year following retirement.

Net Settlement

In lieu of exercising an Option by delivery of an exercise notice and payment of the exercise price, any optionee or his or her personal representative may, with the prior written approval of the Board, elect to transfer and dispose of such Option to the Company in exchange for a number of Common Shares having a fair market value equal to the intrinsic value of such Option. Upon the net settlement of Options, the Company will deliver to the optionee, such number of Common Shares equal to the number of disposed Options multiplied by the quotient obtained by dividing the difference of the market price of one Common Share on the exercise date and the exercise price of the Option, by the market price of one Common Share on the exercise date.

Amendment of the Existing Option Plan

Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by an exchange on which the Company’s securities are listed, disinterested shareholder approval shall be obtained for any reduction in the Option price of a previously granted Option if the optionee is an insider of ESSA at the time of the proposed reduction in the Option price. Subject to the requirements of an exchange on which the Company’s securities are listed and matters for which disinterested shareholder approval is required, as described below, the Board may amend any of the provisions of the Existing Option Plan or any Option in any manner without consent or approval from any participant or shareholder of the Company (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant), including without limitation:

(a)	to amend, modify or terminate the Existing Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;

(b)	to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Existing Option Plan or any Option;
(c)	to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or if the Existing Option Plan has a fixed number of securities issuable, adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the Existing Option Plan;
(d)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option certificate’s expiry date;
(e)	to change the provisions for termination or cancellation of Options, or to extend an outstanding Option certificate’s expiry date; and
(f)	to make any addition to, deletion from or alteration of the provisions of the Existing Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Existing Option Plan.

Matters under the Existing Option Plan which require disinterested shareholder approval prior to becoming effective include:

(a)       any reduction in the exercise price of an Option previously granted to an insider;

(b)       any extension of the expiry date of an Option previously granted to an insider; and

(c)       any amendment to remove or to exceed the insider participation limit.

At the Meeting, shareholders of the Company will be asked to pass an ordinary resolution to, among other things, approve the New Option Plan, as described above, and under the heading, “Approval of Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of this date of this Circular, there is no indebtedness owing to the Company or the Company’s subsidiary from any of our current, or former, officers, directors, or employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or the Company’s subsidiary.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, and no associate of any such director or officer is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or the Company’s subsidiary, and no such persons owe a debt to another entity, which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company or the Company’s subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Circular briefly describes (and, where practicable, states the approximate amount of) any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We carry directors’ and officers’ liability insurance for our directors and officers. Currently, primary insurance covers the liabilities of our directors and officers up to a maximum claim of $10,000,000 for each loss at an annual premium of $326,250 with an excess coverage package for an additional $10,000,000 at an annual premium of $106,300. We believe this level of coverage is appropriate for a biopharmaceutical company at our stage of development. In addition, the Company has entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of the Company and, with respect to criminal and administrative actions or other non-civil proceedings that are enforced by monetary penalty, if the indemnitee had reasonable grounds to believe that his or her conduct was lawful. The indemnification agreements also provide for the advancing of defence expenses to the indemnitees by the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the years ended September 30, 2017, 2016 and 2015. The Company will provide to any person or company, upon request, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements. The Company may be contacted by telephone (778) 331-0962, by mail: Suite 720, 999 West Broadway, Vancouver, BC, V5Z 1K5, or via their website http://www.essapharma.com/contact.

Copies of the above documents will be provided free of charge to security holders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

FORWARD LOOKING INFORMATION

This Circular contains certain information which, as presented, constitutes "forward-looking information" within the meaning of applicable Canadian securities legislation and U.S. securities legislation. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the matters to be brought before the meeting, the expected actions by the Board upon receipt of any resignations pursuant to the Company’s majority voting policy, the administration of the New Option Plan and RSU Plan, the Company’s alteration of its strategic plans and focus on its next-generation N-terminal domain inhibitor compounds, the Company’s expected compliance with Nasdaq policies and the potential delisting of the Company’s Common Shares from the Nasdaq, the procedures related to the Consolidation and the potential effect of the Consolidation on the market price of the Common Shares, the Board’s use of Options and RSUs as part of the Company’s overall executive compensation plan, the establishment of an ad-hoc nomination committee from time to time, the Company’s discussion of diversity targets and the general process of nominating new Board members, and the Company’s compensation philosophies and practices.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) the Company’s ability to identify a product candidate; (iii) the Company’s ability to obtain approval to commence a clinical trial; (iv) the Company’s ability to obtain positive results of its research and development activities, including clinical trials; (v) obtaining necessary regulatory approvals; (vi) the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products; (vii) favorable general business, market and economic conditions (viii) the availability of financing on reasonable terms;(ix) the Company’s ability to attract and retain skilled staff; (x) market competition; (xi) the products and technology offered by the Company’s competitors; and (xii) the Company’s ability to protect patents and proprietary rights.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, February 23, 2018.

BY ORDER OF THE BOARD

(signed) David R. Parkinson

David R. Parkinson
President, Chief Executive Officer and Director

SCHEDULE A

Stock Option Plan

(See attached)

ESSA PHARMA INC.

February 21, 2018

STOCK OPTION PLAN

Approved by the Board on February 21, 2018

 TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION	1
1.1 Definitions	1
1.2 Choice of Law	6
1.3 Headings	6
Article 2 PURPOSE AND PARTICIPATION	6
2.1 Purpose	6
2.2 Eligibility	6
2.3 Notification of Award	7
2.4 Copy of Plan	7
2.5 Limitation	7
Article 3 TERMS AND CONDITIONS OF OPTIONS	7
3.1 Board to Issue Common Shares	7
3.2 Number of Common Shares	7
3.3 Option Details	8
3.4 Term of Option	8
3.5 Termination of Options	8
3.6 Exercise Price	9
3.7 Reduction in Exercise Price	9
3.8 Additional Terms	9
3.9 Assignment of Options	10
3.10 Adjustment of Options	11
3.11 Option Grant and Vesting Terms	12
3.12 U.S. Participants	12
Article 4 EXERCISE OF OPTION	13
4.1 Exercise of Option	13
4.2 Issue of Share Certificates	13
4.3 Condition of Issue	14
4.4 Exchange Hold Period’s and Resale Restrictions	14
4.5 Tax Withholding and Procedures	14
Article 5 ADMINISTRATION	15
5.1 Administration	15
5.2 Interpretation	15

i

Article 6 AMENDMENT, TERMINATION AND NOTICE	15
6.1 Termination and Amendment of Plan	15
6.2 Approvals	16
6.3 Term of Plan	16
6.4 Termination	17
6.5 Agreement	17
6.6 Notice	17
Schedule A	A-1
Schedule B	B-1

ii

STOCK OPTION PLAN

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)	“Administrator” means, initially, the Chief Financial Officer of the Company and thereafter will mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.
(b)	“Affiliate” has the meaning given to such term in Policy 1.1 of the policy manual of the TSXV.
(c)	“Award Date” means the date on which the Board awards a particular Option.
(d)	“Blackout Period” has the meaning given to that term in Policy 4.4 of the policy manual of the TSXV.
(e)	“Board” means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant Options under the Plan.
(f)	“Cause” means:
(i)	Cause as such term is defined in the written employment agreement between the Company and the Optionee; or
(ii)	in the event there is no written employment agreement between the Company and the Optionee or Cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the Optionee is employed.
(g)	“Change of Control” means the occurrence of any of the following events:
(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Company by a Person or group of Persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by Persons who are or who are controlled by, the existing shareholders of the Company;
(ii)	a merger, amalgamation or arrangement of the Company or of the voting shares of the Company where the voting shares of the resulting merged, amalgamated or arranged company, as applicable, are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Company immediately prior to the merger, amalgamation or arrangement; or

1

(iii)	a sale by the Company of greater than 50% of the fair market value of the assets of the Company, through one or a series of transactions, to an entity that is not controlled by either the shareholders of the Company or by the Company.
(h)	“Code” has the meaning given to that term under Section 3.12.
(i)	“Common Share” or “Common Shares” means, as the case may be, one or more common shares in the capital of the Company.
(j)	“Company” means ESSA Pharma Inc., a company incorporated under the laws of the Province of British Columbia.
(k)	“Consultant” means an individual or Consultant Company, other than an Employee, a Director or an Officer of the Company, that:
(i)	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention to the affairs and business of the Company or an Affiliate; and
(iv)	has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company.
(l)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner.
(m)	“Director” means any individual holding the office of director of the Company.
(n)	“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity.
(o)	“Disinterested Shareholder Approval” means approval by a majority of the votes cast by the Company’s shareholders at a duly constituted shareholders meeting, excluding votes attached to the Common Shares beneficially owned by Insiders to whom Options may be granted under the Plan and their associates and affiliates;
(p)	“Employee” means
(i)	an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada);
(ii)	an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

2

(iii)	an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or
(iv)	a Management Company Employee.
(q)	“Equity Securities” means:
(i)	shares or any other security of the Company that carries the residual right to participate in the earnings of the Company and, on liquidation, dissolution or winding-up, in the assets of the Company, whether or not the security carries voting rights;
(ii)	any warrants, options or rights entitling the holders thereof to purchase or acquire any such securities; or
(iii)	any securities issued by the Company which are convertible or exchangeable into such securities.
(r)	“Exchange” means a stock exchange, inter-dealer quotation network or other organized trading facilities on which the Common Shares are listed.
(s)	“Exchange Hold Period” has the meaning ascribed thereto in Policy 1.1 of the policy manual of the TSXV.
(t)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Optionee.
(u)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.
(v)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with Section 3.6.
(w)	“Expiry Date” means the expiry date of an Option as specified in the Option Certificate.
(x)	“Guardian” means the guardian, if any, appointed for an Optionee.
(y)	“Insider” has the meaning given to such term in Policy 1.1 of the policy manual of the TSXV.
(z)	“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Company or shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:
(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

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A.	to promote the sale of products or services of the Company; or
B.	to raise public awareness of the Company;

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:
A.	applicable securities laws; and
B.	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or Exchange having jurisdiction over the Company;
(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:
A.	the communication is only through the newspaper, magazine or publication; and
B.	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or
(iv)	activities or communications that may be otherwise specified by an Exchange.
(aa)	“ISO” has the meaning given to that term under Section 3.12.
(bb)	“Management Company Employee” means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities.
(cc)	“Market Price” means an amount which is not less than the closing market price for the Company’s Common Shares on the Nasdaq Stock Market or the TSXV, as the case may be, on the applicable date, or if there is no closing trading price at such time of grant of the Options, then on the trading day prior to the date of grant of the Options.
(dd)	“Offer” has the meaning given to such term in Section 3.10(f).
(ee)	“Officer” means any individual who is serving as a duly appointed officer of the Company.
(ff)	“Option” means an option to acquire Common Shares, awarded to a Director, Officer, Employee or Consultant, including all options granted under the Plan or any prior version of the Plan or pursuant to individual option agreements.
(gg)	“Option Certificate” means the certificate, in the form set out as Schedule A hereto, evidencing an Option.
(hh)	“Optionee” means a Person to whom an Option has been granted hereunder.

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(ii)	“Person” means any individual, partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted.
(jj)	“Personal Representative” means:
(i)	in the case of a deceased Optionee, the executor or administrator of the deceased duly appointed by law or by a court or public authority having jurisdiction to do so; and
(ii)	in the case of an Optionee who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Optionee.
(kk)	“Plan” means this stock option plan.
(ll)	“Qualified Successor” means a Person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death.
(mm)	“Regulatory Authorities” means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Common Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.
(nn)	“Termination Date” means:
(i)	in the case of the resignation of the Optionee’s employment or the termination of the Optionee’s consulting or service contract by the Optionee, the date that the Optionee provides notice of such resignation or termination to the Company; or
(ii)	in the case of the termination of the Optionee’s employment or consulting or service contract by the Company for any reason other than death or disability, the date that the Company delivers written notice of termination of the Optionee’s employment or consulting or service contract to the Optionee; or
(iii)	in the case of the expiry of a fixed-term employment or consulting or service contract that is not renewed or extended, the last day of the term.
(oo)	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of a security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntarily and whether or not for value, and any agreement to effect any of the foregoing, including any sale or exchange pursuant to a plan of arrangement, merger, consolidation, acquisition or similar transaction; and the words “Transferred”, “Transferring” and similar words have corresponding meanings.
(pp)	“TSXV” means the TSX Venture Exchange.
(qq)	“U.S. Participant” has the meaning given to that term under Section 3.12.

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1.2	Choice of Law

The Plan is established under, and the provisions of the Plan will be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

Article 2
PURPOSE AND PARTICIPATION

2.1	Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Employees and Consultants, to reward such of those Directors, Officers, Employees and Consultants as may be awarded Options under the Plan by the Board from time to time for their contributions toward creating shareholder value through achievement of the short and long term goals of the Company.

The Plan shall serve as the successor to the Company’s Amended and Restated Stock Option Plan approved by the board of directors of the Company on March 8, 2017 (the “Prior Plan”), and no further awards shall be made under the Prior Plan from and after the effective date of the Plan. All outstanding awards under the Prior Plan immediately prior to the effective date of the Plan shall be included in the maximum number of Common Shares and other limitations set forth in subsection 3.2 herein. However, each such award shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant and the Prior Plan, provided such award was granted prior to February 28, 2017, and no provision of the Plan shall affect or otherwise modify the rights or obligations of holders of such awards. For greater certainty, each award granted under the Prior Plan on or after February 28, 2017 will be governed solely by the terms and conditions of the Plan and the instrument evidencing such grant.

2.2	Eligibility

The Board will, from time to time and in its sole discretion, determine those Directors, Officers, Employees and Consultants, if any, to whom Options are to be awarded. Further:

(a)	Options may be granted to any Employee, Officer, Director or Consultant of the Company or any Affiliate.
(b)	Notwithstanding Section 4.1 hereof, grants of Options to Insiders shall be subject to the policies of the TSXV so long as the Common Shares are listed on the TSXV.
(c)	No Option shall be granted to any Optionee unless the Board has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities laws of the jurisdiction in which the Optionee resides.
(d)	The number of grants which may be issuable under the Plan and all of the Company’s other security based compensation arrangements in existence from time to time on and after the effective date of the Plan, within any one-year period:

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(i)	to any one Person, shall be no more than 5% of the issued and outstanding share capital of the Company, with the exception of a Consultant who may not receive grants of more than 2% of the issued and outstanding share capital of the Company; and
(ii)	to Persons employed to conduct Investor Relations Activities, shall be no more than an aggregate of 2% of the number of issued and outstanding Common Shares in the capital of the Company at any one time.
2.3	Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator will notify the Optionee in writing of the award and will enclose with such notice the Option Certificate representing the Option so awarded.

2.4	Copy of Plan

Each Optionee, concurrently with the notice of the award of the Option, will be provided with a copy of the Plan. A copy of any amendment to the Plan will be promptly provided by the Administrator to each Optionee.

2.5	Limitation

The Plan does not give any Optionee that is a Director or Officer the right to serve or continue to serve as a Director or Officer of the Company nor does it give any Optionee that is an Employee the right to be or to continue to be employed with the Company, nor does it give any Optionee that is a Consultant the right to have a consulting relationship with the Company or provide services to the Company.

Article 3
TERMS AND CONDITIONS OF OPTIONS

3.1	Board to Issue Common Shares

The Common Shares to be issued to Optionees upon the exercise of Options will be authorized and unissued Common Shares the issuance of which will have been authorized by the Board. Upon the exercise of Options in accordance with the terms hereof, the Company will issue Common Shares to the applicable Optionees; provided that for any Options granted on or after February 28, 2017, and prior to the approval of this Plan by the shareholders of the Company, no Options shall be exercisable nor any Common Shares issuable upon the exercise thereof until the following has been obtained:

(a)	the prior approval of this Plan by the shareholders of the Company; and
(b)	Disinterested Shareholder Approval of the grants of such Options.
3.2	Number of Common Shares

Subject to adjustment as provided for in Section 3.10 hereof, the maximum number of Common Shares that will be available for Directors, Officers, Employees and Consultants to acquire pursuant to Options granted under the Prior Plan, in combination with the aggregate number of Common Shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time on and after the effective date of the Plan, will be 23,104,377 Common Shares, of which no more than 20,000,000 will be available for Employees to acquire pursuant to ISOs. If any Option expires, cancels or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of which the Option was not exercised will again be available for the purposes of the Plan.

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3.3	Option Details

With respect to each Option to be granted to an Optionee, the Board shall specify the following terms in the Option between the Company and the Optionee:

(a)	the Award Date;
(b)	subject to Section 3.9, the term of the Option, provided that the Exercise Period shall in no event be greater than ten (10) years following the Award Date; however, if the Exercise Period is terminated during a Blackout Period, the Exercise Period shall be extended to the date that is ten (10) business days following the end of such Blackout Period (the “Extension Period”), provided that, if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) business days following the end of the last imposed Blackout Period;
(c)	the Exercise Price, provided that the Exercise Price shall not be less than the Market Price;
(d)	any vesting schedule contained in the Option Certificate upon which the exercise of the Option is contingent; provided that, subject to compliance with the rules and policies of all applicable Regulatory Authorities, the Board shall have complete discretion with respect to the terms of any such vesting schedule, including, without limitation, discretion to:
(i)	permit partial vesting in stated percentage amounts based on the term of such Option; and
(ii)	permit full vesting after a stated period of time has passed from the Award Date;
(e)	if the Optionee in respect of an Option grant is an Employee, Consultant or Management Company Employee a representation by the Company that the Optionee is a bona fide Employee, Consultant or Management Company Employee; and
(f)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.
3.4	Term of Option

An Optionee may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date; provided that, if the Expiry Date occurs during a Blackout Period, the Expiry Date shall be extended to the date that is ten (10) business days following the end of such Blackout Period, provided that, if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) business days following the end of the last imposed Blackout Period.

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3.5	Termination of Options

To the extent not earlier exercised or terminated in accordance with Section 3.9 hereof, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate; provided that, if the termination date occurs during a Blackout Period, such termination date shall be extended to the date that is ten (10) business days following the end of such Blackout Period, provided that, if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) business days following the end of the last imposed Blackout Period;
(b)	where the Optionee's position as an Employee, Consultant, Director or Officer of the Company or any Affiliate is terminated for just cause, the date of such termination for just cause;
(c)	unless determined otherwise by the Board, where the Optionee's position as an Employee, Consultant, Officer or Director of the Company or any Affiliate terminates for a reason other than the Optionee's Disability, death, or termination for just cause, (i) on the Termination Date with respect to Options that have not vested as at such Termination Date, and (ii) 90 days after the Termination Date with respect to Options that have vested as at such Termination Date, provided that if an Optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 3.3(c); and
(d)	the date of any sale, Transfer, assignment or hypothecation, or any attempted sale, Transfer, assignment or hypothecation, of such Option in violation of Section 3.9 hereof.
3.6	Exercise Price

The price at which an Optionee may purchase a Common Share upon the exercise of an Option will be as set forth in the Option Certificate issued in respect of such Option and in any event will not be less than the Market Price. An Option shall not establish a minimum Exercise Price until such Option has been allocated to a Particular Person.

3.7	Reduction in Exercise Price

Disinterested Shareholder Approval will be obtained for any reduction in the Exercise Price of Options granted to Insiders, if the Optionee is an Insider of the Company at the time of such proposed reduction in Exercise Price.

3.8	Additional Terms

Notwithstanding the foregoing sections of this Article 3, and subject to all applicable securities laws and regulations and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, the following:

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(a)	providing that an Option expires on a date other than as provided for herein, provided that in no case will an Option be exercisable later than the tenth anniversary of the Award Date of the Option; however, if the Expiry Date occurs during a Blackout Period, the Expiry Date shall be extended to the date that is ten (10) business days following the end of such Blackout Period, provided that, if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) business days following the end of the last imposed Blackout Period;
(b)	providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events other than as provided for herein; and
(c)	providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Company.
3.9	Assignment of Options

Subject to this Section 3.9, Options are non-assignable and non-transferable.

(a)	Death of Optionee – If the employment of an Optionee as an Employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a Director or Officer of the Company or any Affiliate, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor for a period of 1 year following such death, provided that in no case shall the Exercise Period of the Option extend beyond ten years from the Award Date.
(b)	Disability of Optionee - If the employment of an Optionee as an Employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a Director or Officer of the Company or any Affiliate, is terminated by the Company or any Affiliate by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 1 year following the termination of service of such Optionee.
(c)	Disability and Death of Optionee - If an Optionee who has ceased to be employed by the Company or any Affiliate by reason of such Optionee's Disability dies within 30 days after the termination of such employment, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor for a period of 1 year following the death of such Optionee, provided that in no case shall the Exercise Period of the Option extend beyond five years from the Award Date.
(d)	Vesting - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.
(e)	Deemed Non-Interruption of Employment - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Company or any Affiliate is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

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(f)	Retirement - In the event of the termination of employment of an Optionee who is an Employee at any time during the term of an Option by reason of the deemed retirement of such Employee, as may be determined by the Board, in its sole discretion, then the rights to purchase Common Shares under the Option which have accrued to the Optionee and remain unexercised at, or which accrue subsequent to, the date of his retirement shall remain exercisable by the Optionee (or by the Optionee's legal personal representative or representatives if the Optionee dies before the last date of exercise of the Option) for a period of 1 year following the retirement of such Optionee in accordance with the terms of the Option.
3.10	Adjustment of Options
(a)	Alteration in Capital Structure – If there is any change in the Common Shares through or by means of a declaration of stock dividends of the Common Shares or consolidations, subdivisions or reclassifications of the Common Shares, or otherwise, the number of Common Shares available under the Plan, the Common Shares subject to any Option and the Exercise Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Regulatory Authorities having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.
(b)	Effect of Amalgamation, Merger or Arrangement – If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Common Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.
(c)	Acceleration on Change of Control – Upon a Change of Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject. Any proposed acceleration of vesting provisions are subject to the necessary approvals of the applicable Regulatory Authorities.
(d)	Acceleration of Date of Expiry or Vesting – The Board shall have the right to accelerate the date of expiry of any portion of any Option or the vesting of any portion of any Option which remains unvested, subject to the necessary approvals of the applicable Regulatory Authorities.
(e)	Determinations to be made by Board – Adjustments and determinations under this subsection (e) shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

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(f)	Effect of a Take-over - If a bona fide offer (the “Offer”) for Common Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of Section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Common Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:
(i)	the Offer is not completed within the time specified therein; or
(ii)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Common Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the Exercise Price to the Optionee for such Optioned Shares.

(g)	No fractional Common Shares will be issued upon the exercise of an Option. Accordingly, if, as a result of a consolidation, subdivision, conversion, exchange or reclassification of Common Shares, an Optionee would become entitled to a fractional Common Share, such Optionee will have the right to purchase only the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.
3.11	Option Grant and Vesting Terms

Unless otherwise determined by the Board in accordance with the terms and conditions of this Plan, Options will be granted by the Board. The Board may determine and impose terms upon which each Option shall become vested, provided that, if the Common Shares are listed on the TSXV, Options granted to Persons employed to conduct Investor Relations Activities, must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period.

3.12	U.S. Participants

Any Option granted under the Plan to an Optionee who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Participant”) may, at the sole discretion of the Company, be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), but only if so designated by the Company in the Option Certificate evidencing such Option. No provision of this Plan, as it may be applied to a U.S. Participant with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code or the Treasury Regulations thereunder. Grants of Options to U.S. Participants which are not designated as or otherwise do not qualify as ISOs will be treated as nonstatutory stock options for U.S. federal tax purposes. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Participant:

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(a)	ISOs shall only be granted to individual U.S. Participants who are, at the time of grant, employees of the Company within the meaning of the Code;
(b)	the aggregate fair market value (determined as of the time an ISO is granted) of the Common Shares subject to ISOs exercisable for the first time by a U.S. Participant during any calendar year under this Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Company shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000);
(c)	the Exercise Price for Common Shares under each ISO granted to a U.S. Participant pursuant to this Plan shall be not less than fair market value of such Common Shares at the time the Option is granted, as determined in good faith by the Board at such time (unless such ISO is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code);
(d)	if any U.S. Participant to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:
(i)	the Exercise Price (per share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and
(ii)	for the purposes of this Section 3.12 only, the Exercise Period shall not exceed five (5) years from the date of grant;
(e)	no ISO may be granted hereunder to a U.S. Participant following the expiration of ten (10) years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier; and
(f)	no ISO granted to a U.S. Participant under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Company.

Article 4
EXERCISE OF OPTION

4.1	Exercise of Option

Except as provided pursuant to Sections 3.5, 3.9, and 3.10 hereof, no Option may be exercised unless the Optionee is, at the time of such exercise, a bona fide Employee, Officer, Director or Consultant of the Company or any of its Affiliates or the Personal Representative of the Optionee, and shall have been continuously such a bona fide Employee, Officer, Director or Consultant, as the case may be. An Optionee or the Personal Representative of the Optionee may exercise the vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to “ESSA Pharma Inc.” in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option.

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4.2	Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator will, in his sole discretion, either cause to be delivered to the Optionee a certificate for the Common Shares purchased by the Optionee or cause to be delivered to the Optionee a copy of such certificate and the original of such certificate will be placed in the minute book of the Company. If the number of Common Shares in respect of which the Option was exercised is less than the number of Common Shares subject to the Option Certificate surrendered, the Administrator will forward a new Option Certificate to the Optionee concurrently with delivery of the share certificate for the balance of the Common Shares available under the Option.

4.3	Condition of Issue

The Options and the issue of Common Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities with respect to the granting of such Options and the issuance and distribution of such Common Shares, and to all applicable securities laws and regulations. The Optionee agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such laws, regulations, rules and policies.

4.4	Exchange Hold Period’s and Resale Restrictions

If required by the policies of the Exchange, the certificate representing the Option and any certificate representing Shares issued upon the exercise of such Option (if exercised prior to the expiry of the Exchange Hold Period) will bear the following Exchange Hold Period legend:

“Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date that is four months and a day after the distribution date].”

4.5	Tax Withholding and Procedures

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in this Article 4 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or
(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or
(c)	direct a portion of the Common Shares acquired to be sold by a broker, the funds from such sale paid to the Company and the Company directed to remit the funds received to the Canada Revenue Agency and/or such other applicable provincial taxation authority in satisfaction of the applicable withholding requirements;

and must in all other respects follow any related procedures and conditions imposed by the Company.

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Article 5
ADMINISTRATION

5.1	Administration

The Plan will be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such policies not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such policies will form part of the Plan. The Board may delegate to the Administrator or any director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2	Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Optionee. No member of the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

Article 6
AMENDMENT, TERMINATION AND NOTICE

6.1	Termination and Amendment of Plan
(a)	Power of the Board to Terminate or Amend Plan - Subject to the acceptance of the TSXV and any other applicable Regulatory Authorities and the requirements of the policy manual of the TSXV and any other applicable Regulatory Authority, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 4.1 hereof, the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of Disinterested Shareholder Approval:
(i)	increase the maximum number of Common Shares that may be reserved under the Plan for issuance pursuant the exercise of Options (other than pursuant to Section 3.10);
(ii)	place limitations under the Plan on the number of Options that may be granted to any one Person or any category of Persons;
(iii)	reduce the exercise price of Options (other than pursuant to Section 3.10);

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(iv)	grant to Insiders, within a 12 month period, an aggregate number of options exceeding 10% of the Company’s issued Common Shares, calculated at the date the Option is granted to the Insider;
(v)	issue to any one Optionee, within a 12 month period, a number of Common Shares exceeding 5% of the Company’s Common Shares;
(vi)	reserve for issuance Common Shares under the Plan and all of the Company’s other security based compensation arrangements in existence from time to time on and after the effective date of the Plan, where such reservation could result in the aggregate number of Common Shares granted to Insiders exceeding 10% of the Company’s issued Common Shares;
(vii)	materially modify the requirements as to eligibility for participation in the Plan;
(viii)	materially increase the benefits accruing to participants under the Plan;
(ix)	modify the method for determining the exercise price of the Options;
(x)	modify the maximum term of the Options;
(xi)	modify the expiry and termination provisions applicable to Options;
(xii)	expand the types of awards which may be granted under the Plan;
(xiii)	extend the duration of the Plan; or
(xiv)	modify the provisions of this Section 6.1

however, the Board may, without shareholder approval:

(i)	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan or any Option;
(ii)	make any addition to, deletion from or alteration of the provisions of this Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan; or
(iii)	make any amendments to clarify existing provisions of this Plan or any Option provided that such changes do not have the effect of altering the scope, nature and intent of this Plan or any Option.
(b)	No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

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6.2	Approvals

The Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.3	Term of Plan

Notwithstanding anything in the Plan to the contrary, no Option may be granted under the Plan following February 21, 2028 unless the shareholders of the Company shall have approved the extension of such date; provided that, in the event that the Plan terminates pursuant to this Section 6.3, such termination will not alter the terms or conditions of any Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination which will continue to be governed by the provisions of the Plan.

6.4	Termination

The Board may terminate the Plan at any time provided that such termination will not alter the terms or conditions of any Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination which will continue to be governed by the provisions of the Plan.

6.5	Agreement

The Company and every Option awarded hereunder will be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Optionee has expressly agreed with the Company to be bound by the terms and conditions of the Plan.

6.6	Notice

Any notice or other communication contemplated under the Plan to be given by the Company to an Optionee will be given by the Company delivering or faxing the notice to the Optionee at the last address for the Optionee in the Company’s records. Any such notice will be deemed to have been given on the date on which it was delivered, or in the case of fax, the next business day after transmission. An Optionee may, at any time, advise the Company of a change in the Optionee’s address or fax number.

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Schedule A

ESSA PHARMA INC.

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the ESSA Pharma Inc. (the “Company”) stock option plan (the “Plan”) and evidences that ● is the holder (the “Optionee”) of an option (the “Option”) to purchase up to ● Common Shares Without Par Value (the “Common Shares”) in the capital stock of the Company. The Exercise Price of the Option is ● per Common Share.

Subject to the provisions of the Plan:

(a)	the Award Date of the Option is ●, ●;
(b)	the Expiry Date of the Option is ●, ●; and
(c)	the Option shall vest in accordance with the following schedule:
(i)	●; and
(ii)	●.

The vested portion or portions of the Option may be exercised at any time and from time to time from and including the Award Date through to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to “ESSA Pharma Inc.” in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which the Option is being exercised.

This Certificate and the Option evidenced hereby are not assignable, transferable or negotiable and are subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Optionee hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company will prevail.

The Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto. All terms not otherwise defined in this Certificate will have the meanings given to them under the Plan.

Dated this ● day of ●, ●.

ESSA PHARMA INC.

Per:
Administrator, Stock Option Plan ESSA Pharma Inc.

A-1

ESSA PHARMA INC.

OPTION CERTIFICATE – SCHEDULE

The additional terms and conditions attached to the Option represented by this Certificate are as follows:

1.	●

ESSA PHARMA INC.

Per:
Administrator, Stock Option Plan ESSA Pharma Inc.

A-2

Schedule B

ESSA PHARMA INC.

STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:      The Administrator, Stock Option Plan
ESSA Pharma Inc.
999 West Broadway Suite 720

Vancouver, British Columbia V5Z 1K5

The undersigned hereby irrevocably gives notice, pursuant to the ESSA Pharma Inc. stock option plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(d)	all of the Common Shares; or
(e)	___________________ of the Common Shares,

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to “ESSA Pharma Inc.” in an amount equal to the aggregate Exercise Price of the aforesaid Common Shares and directs the Company to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address:

___________________________________

___________________________________

___________________________________

By executing this Notice of Exercise of Option the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Notice of Exercise of Option will have the meanings given to them under the Option Certificate.

DATED the ________ day of ____________________, __________.

Signature of Optionee

B-1

SCHEDULE B

Restricted Share Unit Plan

(See attached)

ESSA PHARMA INC.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE February 21, 2018

Article 1

General Provisions

1.1 Purpose

This Restricted Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Company.

1.2 Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Affiliate” has the meaning given to such term in Policy 1.1 of the TSXV Policies.
(b)	“Associate has the meaning given to such term in Policy 1.1 of the TSXV Policies.
(c)	“Blackout Period” means a period of time imposed by the Company, pursuant to the Company's policies, upon certain designated persons during which those persons may not trade in any securities of the Company;
(d)	“Board” means the Board of Directors of the Company;
(e)	“Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia;
(f)	“Cash Consideration” has the meaning ascribed thereto in Section 3.2(b);
(g)	“Change of Control” means the occurrence of any of the following events:
(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Company by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Company;
(ii)	a merger, amalgamation or arrangement of the Company or of the voting shares of the Company where the voting shares of the resulting merged, amalgamated or arranged company, as applicable, are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Company immediately prior to the merger, amalgamation or arrangement; or
(iii)	a sale by the Company of greater than 50% of the fair market value of the assets of the Company, through one or a series of transactions, to an entity that is not controlled by either the shareholders of the Company or by the Company;

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(h)	“Code” means the United States Internal Revenue Code of 1986, as amended;
(i)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Restricted Share Units and administer this Plan;
(j)	“Common Share” means a common share in the capital of the Company;
(k)	“Company” means ESSA Pharma Inc. and its successors and assigns;
(l)	“Consultant” means an individual or Consultant Company, other than an Employee, a Director or an Officer of the Company, that:
(i)	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention to the affairs and business of the Company or an Affiliate; and
(iv)	has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;
(m)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(n)	“Deferred Payment Date” means the date for a Non-Canadian Eligible Person under the Plan after the Redemption Date and not later than the Non-Canadian Eligible Person’s Retirement Date which the Non-Canadian Eligible Person has elected to defer receipt of Common Shares and/or Cash Consideration, as applicable;
(o)	“Director” means a non-Employee director of the Board of the Company and/or the board of directors of a Subsidiary of the Company;
(p)	“Disinterested Shareholder” means a holder of Common Shares that is not an Insider nor an Associate of an Insider;
(q)	“Dividend” means a dividend declared and payable on a Common Share in accordance with the Company’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Board, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Board, include a Special Dividend declared and payable on a Common Share;
(r)	“Eligible Person” means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;
(s)	“Employee” means an employee of the Company and/or of a Subsidiary of the Company;

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(t)	“Exchange” means, collectively, the TSX Venture Exchange, any successor thereto and any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time;
(u)	“Fair Market Value” means the closing price of the Common Shares on the Exchange on the Business Day immediately prior to the relevant date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;
(v)	“Grant Date” means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;
(w)	“Investor Relations Activities” shall have the meaning ascribed to such term in the TSXV Policies;
(x)	“Insider” has the meaning given to such term in Policy 1.1 of the TSXV Policies;
(y)	“Non-Canadian Eligible Person” means an Eligible Person who is not, or has not, been resident, or deemed to be resident, in Canada at any time, and has not received his or her grant of Restricted Share Units as a result of employment carried on in whole or in part in Canada;
(z)	“Officer” means an officer of the Company that has been duly appointed by the Board and/or an officer of a Subsidiary of the Company that has been duly appointed by the board of directors of such Subsidiary;
(aa)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;
(bb)	“Redemption Date” in respect of any Restricted Share Unit means a date to be selected by the Board following the date a Restricted Share Unit has become a Vested Restricted Share Unit, which shall be within thirty (30) days of the Vesting Date, unless (i) except with respect to a Vested Restricted Share Unit held by a U.S. Taxpayer, an earlier date(s) has been approved by the Board as the Redemption Date in respect of such Vested Restricted Share Unit, or (ii) Section 3.8, 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date(s) in respect of such Vested Restricted Share Unit shall be the date(s) established as such in accordance with the applicable Section. Such date shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada), as such subsection may be amended or enacted from time to time;
(cc)	“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Board, in its discretion, determines that Eligible Persons are to be paid pursuant to Section 3.7), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Company assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

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(dd)	“Restricted Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Company in respect of an Eligible Person in accordance with this Plan;
(ee)	“Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Contractor or Officer as a result of a resignation by the Eligible Person where the Eligible Person is at least 55 years of age; has completed 5 years of service with Company or an Affiliate and the Eligible Person has indicated that the Eligible Person intends to cease active full-time employment from any employer;
(ff)	“Retirement Date” means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person;
(gg)	“Stock Option Plan” means the stock option plan of the Company dated [●], 2018, as amended from time to time;
(hh)	“Subsidiary” has the meaning set out in the Securities Act (British Columbia);
(ii)	“TSXV Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual and “TSXV Policy” means any one of them;
(jj)	“U.S. Taxpayer” means an Eligible Person who is at the relevant time subject to Section 409A of the Code;
(kk)	“Vested Restricted Share Unit” means any Restricted Share Unit which has vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement; and
(ll)	“Vesting Date” means, in respect of any Restricted Share Unit, the date that the Restricted Share Unit becomes a Vested Restricted Share Unit and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada), as such subsection may be amended or enacted from time to time.

1.3 Effective Date

The Plan shall be effective February 21, 2018; provided that no Common Shares and/or Cash Consideration, as applicable, may be issued and/or paid under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares and/or payment of Cash Consideration, as applicable, hereunder.

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1.4 Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2

Eligibility and Participation

2.1 Eligibility

This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation prior to each Grant Date.

2.2 Rights Under the Plan

Subject to Sections 4 and 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for Common Shares and/or Cash Consideration, as applicable, in accordance with this Plan.

2.3 Copy of the Plan

The Company shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4 Limitation on Rights

Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5 Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement (a “Grant Agreement”) executed by the Eligible Person in substantially the form appended as Schedule A hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Company to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

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2.6 Limits on Common Shares Issuable

(a)	The number of Common Shares which may be reserved for issuance under the Plan in combination with the aggregate number of Common Shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time on and after the effective date of the Plan, including the Company’s Stock Option Plan, shall not exceed 23,104,377 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV Policies or any other stock exchange on which the Common Shares of the Company may then be listed, by the shareholders of the Company.

(b)	The number of Common Shares which may be issuable under the Plan and all of the Company’s other security based compensation arrangements in existence from time to time on and after the effective date of the Plan, within any one-year period:

(i)	to any one Eligible Person, shall not exceed 5% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis;

(ii)	to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; and

(iii)	To any one Consultant shall not exceed 2% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.

(iv)	To all Eligible Persons retained by the Company to provide Investor Relations Activities as a group, shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis.

2.7 No Fractional Shares

No fractional Common Shares may be issued under the Plan. In the event the number of Common Shares to be issued upon the redemption of Restricted Share Units is a fraction, the respective Eligible Person will receive the next lowest whole number of Common Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

Article 3

Restricted Share Units

3.1 Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion.

3.2 Redemption of Restricted Share Units

Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or about (but no later than 30 days following) each applicable Vesting Date or, if applicable, at a later Deferred Payment Date(s), the Eligible Person will be entitled to receive and the Company will issue and/or pay to the Eligible Person, as applicable:

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(a)	a number of Common Shares equal to the number of Vested Restricted Share Units (net of any applicable statutory withholdings) on the Redemption Date(s) or Deferred Payment Date(s), as the case may be;
(b)	a cash amount, payable by way of certified cheque, bank draft, wire transfer or such other means as the Board may determine in its sole discretion, equal to the number of Common Shares set out in subsection (a) above multiplied by the Fair Market Value on the applicable Vesting Date (the “Cash Consideration”) (net of any applicable statutory withholdings) on the Redemption Date(s) or Deferred Payment Date(s), as the case may be; or
(c)	a combination of (a) and (b),

as determined by the Committee in its sole discretion.

3.3 Deferred Payment Date

Non-Canadian Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares and/or Cash Consideration, as applicable, until a Deferred Payment Date. Elections made by U.S. Taxpayers to defer the receipt of all or any part of their entitlement to Common Shares and/or Cash Consideration, as applicable, until a Deferred Payment Date shall comply with timing of election requirements and the timing and form of payment requirements of Section 409A of the Code.

3.4 Prior Notice of Deferred Payment Date

Non-Canadian Eligible Persons who elect to set a Deferred Payment Date must give the Company written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the applicable Redemption Date(s); provided however, that in the case of a U.S. Taxpayer, such election must be made prior to the year of the Grant Date of the Restricted Share Units to which the election relates. Non-Canadian Eligible Persons may change a Deferred Payment Date by providing written notice to the Company not later than thirty (30) days prior to the Deferred Payment Date.

3.5 Blackout Period

In the event the Redemption Date or, if applicable, the Deferred Payment Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date or the Deferred Payment Date, as applicable, shall be the date that is the tenth Business day after the expiry of the Blackout Period; provided, however, that in the case of a U.S. Taxpayer, the change in the Redemption Date or the Deferred Payment Date does not violate Section 409A of the Code.

3.6 Withholding Taxes

The Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share and/or Cash Consideration including, without limiting the generality of the foregoing, the withholding of the issue of Common Shares and/or the withholding of all or any portion of any payment of the Cash Consideration, as applicable, to be issued and/or paid under the Plan, until such time as the Eligible Person has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may, if applicable, adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

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3.7 Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited and redeemed on the Redemption Date or Deferred Payment Date, as applicable, of the Restricted Share Unit with respect to which the Dividend equivalent was granted.

3.8 Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Company shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Company or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Company’s capital structure or its business or any merger or consolidation of the Company, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Company, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

Article 4

Events Affecting Entitlement

4.1 Termination of Employment or Election as a Director

(a)	Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Company for cause (as determined by the Company), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, prior to a Redemption Date, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Company to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this Section 4.1(a) has elected a Deferred Payment Date will be redeemed for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion, as soon as possible but no later than 30 days following the date of termination.

(b)	Involuntary Termination. The Restricted Share Units of an Eligible Person which are Vested Restricted Share Units on the applicable date, other than a Director, who is involuntarily terminated by the Company, for reasons other than cause, shall be redeemed for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion. For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated as stated in a written notice of termination, irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

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(c)	Termination related to Directors. The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Vested Restricted Share Units on the Redemption Date or Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

(d)	Termination on Change of Control. Notwithstanding anything else herein to the contrary, if an Eligible Person’s employment is terminated, for reasons other than cause, at any time within 12 months following a Change of Control, then the Corporation shall redeem 100% of the Restricted Share Units granted to such Eligible Person and outstanding under the Plan as soon as reasonably practical following such termination, but no later than thirty (30) days following the Redemption Date for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion. For the purposes of this Section 4.1(d) the Redemption Date shall be the last day such Eligible Person provides actual service to the Company pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period.

For purposes of Section 4.1, a U.S. Taxpayer shall be treated as terminated when such person incurs a “separation from service” within the meaning of Section 409A of the Code and United States Treasury Regulation Section 1.409A-1(h) ("Separation from Service"). Solely to the extent required by Section 409A of the Code, any payment in respect of Restricted Share Units which has become payable on or following a Separation from Service to any U.S. Taxpayer who is determined to be a "specified employee," under Section 409A(a)(2)(B)(i) of the Code and United States Treasury Regulation Section 1.409A-1(i), shall not be paid before the date that is six months after such U.S. Taxpayer's Separation from Service (or, if earlier, the date of the death of such U.S. Taxpayer). Following any applicable six month delay of payment, all such delayed payments shall be made to the U.S. Taxpayer in a single lump sum on the earliest possible date.

4.2 Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3 No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Company, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Company, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Company and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

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Article 5

Administration

5.1 Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2 Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Company by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

It is intended that this Plan and Grant Agreements will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. Each amount to be paid under the Plan shall be construed as a separate identified payment for the purposes of Section 409A of the Code. If an amendment of this Plan and such agreements is necessary in order for it to comply with Section 409A of the Code, the Board will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Board shall subject the Company to any claim, liability, or expense, and the Company shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code.

5.3 Records

The Company will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

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5.4 Statements

The Company shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Company considers relevant to the Eligible Person.

5.5 Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6

Amendment and Termination

6.1 Amendment

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, provided that no such amendment, suspension or termination may be (i) made without obtaining any required regulatory or shareholder approvals, or (ii) adversely affect the rights of any Eligible Person with respect to the Restricted Share Units to which the Eligible Person is then entitled under the Plan without the consent of the Eligible Person. Notwithstanding the foregoing, the Company will be required to obtain the Disinterested Shareholder approval for any amendment related to:

(i)	the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

(ii)	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons; and

(iii)	an extension to the term for redemption of Restricted Share Units held by Eligible Persons.

(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;

(ii)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

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(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Restricted Share Units; and

(iv)	amendments to the Plan that are of a “housekeeping” nature.

6.2 Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.7, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7

General

7.1 Rights to Common Shares and/or Cash Consideration

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, or to any Cash Consideration, as applicable, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Company with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2 No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Company to terminate the employment or service of any Eligible Person at any time.

7.3 Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Company. The right of the Employees, Consultants, Directors or Officers to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Company.

SCHEDULE A

RESTRICTED SHARE UNIT GRANT AGREEMENT

RESTRICTED SHARE UNIT PLAN OF ESSA PHARMA INC.

This Restricted Share Unit Grant Agreement is made the _____ day of _____, 20___ between ___________________________________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee, consultant, director or officer of ESSA Pharma Inc. (the “Company”) or a subsidiary thereof, name or designated pursuant to the terms of the Restricted Share Unit Plan of the Company (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Company.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.	The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	On ____________, 20___, the Eligible Person was granted _______________________ Restricted Share Units, which grant is evidenced by this Agreement.

4.	The Redemption Date(s) for the Restricted Share Units is/are as follows:

5.	This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Company and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

ESSA PHARMA INC. Per: ____________________________ Authorized Signatory	ELIGIBLE PERSON ____________________________ Print Name: (Eligible Person)

SCHEDULE C

Board Mandate

(See attached)

ESSA PHARMA INC.

Board Mandate

Purpose

The board of directors (the “Board”) of ESSA Pharma Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”) of the Corporation, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, develop the Corporation’s approach to corporate governance, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of at least three “independent” directors within the meaning of the applicable securities laws, and rules and policies of the stock exchange(s) on which the Corporation’s securities are listed. The Board will have the number of directors as may be determined in accordance with the Business Corporations Act (British Columbia) and the Corporation’s articles and bylaws.
2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance Committee (the “CGC”), in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The chairman of the Board (the “Chairman”) will be an independent director, unless the Board determines that it is inappropriate to require the Chairman to be independent. If the Board determines that it would be inappropriate to require the Chairman to be independent, then the independent directors shall select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board.
4.	The Board will report to the shareholders of the Corporation and will develop, in its discretion, a formal or informal communication policy for the Corporation that includes measures for receiving feedback from the Corporation’s shareholders.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.
2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and
(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

4.	The Board will:
(a)	adopt a strategic planning process and approve a strategic plan each year which takes into account, among other things, the opportunities and risks of the Corporation; and
(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

5.	The Board will:
(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(b)	identify and document the principal risks, including financial risks and other risks that the Corporation must face in the course of its business and ensure the implementation of appropriate systems to manage these risks; and
(c)	adopt a disclosure policy.

Supervision of Management

6.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;
(b)	ensure that the CEO is appropriately managing the business of the Corporation;
(c)	ensure appropriate succession planning is in place;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

7.	The Board will:
(a)	develop a process for the orientation and education of new members of the Board;
(b)	support continuing education opportunities for all members of the Board;
(c)	in conjunction with the CGC, assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;
(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;
(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(f)	disclose on an annual basis the mandate and composition of the Board and its committees.

Approved by the Board: _______________, 2018